Filed Pursuant to Rule 424(b)(3)
Registration No.  333-135640

PROSPECTUS
2,132,076 SHARES
OF
AUXILIO, INC.
COMMON STOCK
_____________

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 2,132,076 shares of our common stock, consisting of:

•
175,000 shares of our common stock previously issued upon (i) the conversion of the principal amount owing under $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, LTD and (ii) the conversion of the interest accrued and owing under the note;

•	478,527 shares of our common stock issuable upon exercise of the warrant issued to Laurus Master Fund, LTD in connection with the issuance of $3,000,000 Secured Convertible Term Note; and

•	1,478,549 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

The selling stockholders may sell their shares from time to time at the prevailing market price or in negotiated transactions. The selling stockholders will receive all of the net proceeds from the sale of the shares. We will, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised with cash.  We will pay the expenses of registration of the sale of the shares.

Our common stock trades on the Over-the-Counter (OTC) Bulletin Board®, an electronic stock listing service provided by the Nasdaq Stock Market, Inc. under the symbol “AUXO.OB”. On April 14, 2010, the last bid price for the common stock on the OTC Bulletin Board was $1.10 per share.

The selling stockholders, and any participating broker dealers are deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker−dealer are regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of an exemption from registration.
____________

BEGINNING ON PAGE 2, WE HAVE LISTED SEVERAL "RISK FACTORS" WHICH YOU SHOULD CONSIDER. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.
____________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
____________

The date of this prospectus is April 27, 2010

DOCSOC/1402266v1/010036-0002

TABLE OF CONTENTS

PROSPECTUS SUMMARY
Business
The Offering

RISK FACTORS

USE OF PROCEEDS

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

BUSINESS

DIRECTORS AND EXECUTIVE OFFICERS

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

EXECUTIVE AND DIRECTOR COMPENSATION AND OTHER INFORMATION

BENEFICIAL OWNERSHIP OF SECURITIES

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

DESCRIPTION OF SECURITIES

SELLING STOCKHOLDERS

PLAN OF DISTRIBUTION

LEGAL MATTERS

EXPERTS

REPORTS TO SECURITY HOLDERS

WHERE YOU CAN FIND MORE INFORMATION

FINANCIAL REPORTS
1 1 1 2 6 6 8 11 14 16 16 23 24 24 26 30 31 31 31 31 F

You should rely only on the information contained in or incorporated by reference into this prospectus.  We have not, and the selling stockholders have not, authorized anyone, including any salesperson or broker, to give oral or written information about this offering, our company, or the shares of common stock offered hereby that is different from the information included in this prospectus.  If anyone provides you with different information, you should not rely on it.  This prospectus is an offer to sell only the securities offered by this prospectus under circumstances and in the jurisdictions where it is lawful to do so.  The information in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or any sales of these securities.

CAUTION REGARDING FORWARD−LOOKING INFORMATION

This prospectus contains “forward-looking statements” and information relating to our business that are based on our beliefs as well as assumptions made by us or based upon information currently available to us.  When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project”, “should” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements include, but are not limited to, statements relating to our performance in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation”.  These statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.  Actual and future results and trends could differ materially from those set forth in such statements due to various factors.  Such factors include, among others:  general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; the commercial viability of our products and offerings; availability, terms, and deployment of capital; and availability of qualified personnel.  These forward-looking statements speak only as of the date of this prospectus.  Subject at all times to relevant federal and state securities law disclosure requirements, we expressly disclaim any obligation or undertaking to disseminate any update or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.  In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

DOCSOC/1402266v1/010036-0002

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including other prospectus supplements, “Caution Regarding Forward-Looking Information,” “Risk Factors” and the financial statements, before making an investment decision.

Business

Auxilio, Inc. was incorporated under the laws of the State of Nevada on August 29, 1995, under the name Corporate Development Centers, Inc.  As a result of a series of transactions, which are more fully described in the section entitled “Business” below, in April 2004, we changed our name to Auxilio, Inc. Where appropriate, references to “Auxilio”, the “Company,” “we” or “our” include Auxilio, Inc., Auxilio Solutions, Inc. and e-Perception Technologies, Inc.

Auxilio provides total outsourced document image management services and related financial and business processes for major healthcare facilities.  Our proprietary technologies and unique processes assist hospitals, health plans and health systems with strategic direction and services that reduce document image expenses, increase operational efficiencies and improve the productivity of their staff. Auxilio’s analysts, consultants and resident hospital teams work with senior hospital financial management and department heads to determine the best possible long term strategy for managing the millions of document images produced by their facilities on an annual basis. Auxilio’s document image management programs help our clients achieve measurable savings and a fully outsourced process. Auxilio's target market includes medium to large hospitals, health plans and healthcare systems.

Our principal executive offices are located at 26300 La Alameda, Suite 100, Mission Viejo, 92691 and our telephone number is (949) 614-0700.  Our corporate website is www.auxilioinc.com.  The information found on our website is not intended to be part of this prospectus and should not be relied upon by you when making a decision to invest in our common stock.

The Offering

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 2,132,076 shares of our common stock, consisting of:

•
175,000 shares of our common stock issued upon (i) the conversion of the principal amount owing under $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, LTD and (ii) the conversion of the interest accrued and owing under the note;

•	478,527 shares of our common stock issuable upon exercise of the warrant issued to Laurus Master Fund, LTD in connection with the issuance of $3,000,000 Secured Convertible Term Note; and

•	1,478,549 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

The common shares offered under this prospectus may be sold by the selling stockholders on the public market, in negotiated transactions with a broker-dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer.  We will not receive any proceeds from the sale of our common stock by the selling stockholders.  We will, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised with cash.  See “Use of Proceeds.”

Information regarding the selling stockholders, the common shares they are offering to sell under this prospectus, and the times and manner in which they may offer and sell those shares is provided in the sections of this prospectus captioned “Selling Stockholders” and “Plan of Distribution.”

Our common stock trades on the Over-the-Counter (OTC) Bulletin Board®, an electronic stock listing service provided by the Nasdaq Stock Market, Inc. under the symbol “AUXO.OB”. On March 31, 2010, the last bid price for our common stock on the OTC Bulletin Board was $1.10 per share.

DOCSOC/1402266v1/010036-0002

As of March 31, 2010, we had 19,159,151 shares of common stock outstanding. The number of shares registered under this prospectus would be approximately 11.13% of the total common stock outstanding, assuming the conversion of the notes being registered hereunder, and the interest accruing thereon, into shares of common stock and the exercise of all warrants to purchase common stock being registered hereunder.

RISK FACTORS

You should carefully consider the risks described below before buying shares of our common stock in this offering.  The risks and uncertainties described below are not the only risks we face.  Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations.  If any of the adverse events described in this risk factors section actually occur, our business, results of operations and financial condition could be materially adversely affected, the trading price of our common stock could decline and you might lose all or part of your investment.  We make various statements in this section which constitute “forward-looking” statements under Section 27A of the Securities Act. Forward-looking statements set forth estimates of, or our expectations or beliefs regarding, our future financial performance. Those estimates, expectations and beliefs are based on current information and are subject to a number of risks and uncertainties that could cause our actual operating results and financial performance in the future to differ, possibly significantly, from those set forth in the forward-looking statements contained in this prospectus and, for that reason, you should not place undue reliance on those forward-looking statements. Those risks and uncertainties include, although they are not limited to, the following:

WE HAVE A LIMITED OPERATING HISTORY WITH RESPECT TO OUR CORE BUSINESS STRATEGY.

Our business was originally incorporated in August 1995.  During March and April of 2004, we entered into two transactions which changed the Company’s business operations and revenue model.  In March 2004, the Company sold its survey and assessment software to Workstream, Inc.  In April 2004, the Company completed an acquisition of The Mayo Group and as a result of such acquisition, entered the Image Management industry.  The future revenue opportunity is focused on providing outsourced financial and business processes for image management in healthcare.  We have limited operating history in this industry on which to base an evaluation of our business and prospects, and any investment decision must be considered in light of the risks and uncertainties encountered by companies in the early stages of development. Such risks and uncertainties are frequently more severe for those companies operating in new and rapidly evolving markets.

Some of the factors upon which our success will depend include (but are not limited to) the following:

•	the market’s acceptance of our products and services;

•	the emergence of competitors in our target market, and the quality and development of their products and services

In order to address these risks, we must (among other things) be able to:

•	successfully complete the development of our products and services;

•	modify our products and services as necessary to meet the demands of our market;

•	attract and retain highly skilled employees; and

•	respond to competitive influences.

On an ongoing basis, we cannot be certain that we will be able to successfully address any of these risks.

DOCSOC/1402266v1/010036-0002

WE FACE SUBSTANTIAL COMPETITION FROM BETTER ESTABLISHED COMPANIES THAT MAY HAVE SIGNIFICANTLY GREATER RESOURCES WHICH COULD LEAD TO REDUCED SALES OF OUR PRODUCTS.

The market for our products and services is competitive and is likely to become even more competitive in the future.  Increased competition could result in pricing pressures, reduced sales, reduced margins or the failure of our products and services to achieve or maintain market acceptance, any of which would have a material adverse effect on our business, results of operations and financial condition.  Many of our current and potential competitors enjoy substantial competitive advantages, such as:

•	greater name recognition and larger marketing budgets and resources;

•	established marketing relationships and access to larger customer bases;

•	substantially greater financial, technical and other resources; and

•	larger technical and support staffs.

As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements.  For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

THE COMPANY HAS A HISTORY OF LOSSES AND MAY NEED ADDITIONAL FINANCING TO CONTINUE TO GROW ITS OPERATIONS, AND SUCH FINANCING MAY NOT BE AVAILABLE UPON FAVORABLE TERMS, IF AT ALL.

Though the Company earned net operating income of $60,524 for the fiscal year ended December 31, 2009, net operating income of $572,862 for the fiscal year ended December 31, 2008 and net operating income of $699,608 for the fiscal year ended December 31, 2007, we experienced a net operating loss of $3,402,618 for the fiscal year ended December 31, 2006, and a net operating loss of $3,527,450 for the fiscal year ended December 31, 2005. There can be no assurances that the Company will be able to operate profitably in the future or be able to provide for growth.

In the event that the Company is not successful in implementing its business plan, the Company may require additional financing in order to grow its operation.  There can be no assurance that additional financing will be available now or in the future on terms that are acceptable to the Company. If adequate funds are not available or are not available on acceptable terms, the Company may be unable to develop, grow or enhance its products and services, take advantage of future opportunities or respond to competitive pressures, all of which could have a material adverse effect on the Company's business, financial condition or operating results.

WE ARE DEPENDENT UPON OUR VENDORS TO CONTINUE TO SUPPLY US EQUIPMENT, PARTS, SUPPLIES, AND SERVICES AT COMPARABLE TERMS AND PRICE LEVELS AS THE BUSINESS GROWS.

Our access to equipment, parts, supplies, and services depends upon our relationships with, and our ability to purchase these items on competitive terms from our principal vendors.  We do not enter into long-term supply contracts with these vendors and we have no current plans to do so in the future.  These vendors are not required to use us to distribute their equipment and are free to change the prices and other terms at which they sell to us.  In addition, we compete with the selling efforts of some of these vendors.  Significant deterioration in relationships with, or in the financial condition of, these significant vendors could have an adverse impact on our ability to sell equipment as well as our ability to provide effective service and technical support.  If one of these vendors terminates or significantly curtails its relationship with us, or if one of these vendors ceases operations, we would be forced to expand our relationships with our existing vendors or seek out new relationships with previously unused vendors.

WE ARE DEPENDENT UPON OUR LARGEST CUSTOMERS.

The loss of any key customer could have a material adverse effect upon the Company’s financial condition, business, prospects and results of operation.  The Company's three largest customers represent approximately 63% of the Company's revenues for the year ended December 31, 2009.  Although the Company anticipates that these customers will represent less than 33% of revenue for 2010, the loss of these customers may contribute to our inability to operate as a going concern and may require us to obtain additional equity funding or debt financing (beyond the amounts described above) to continue our operations.  We cannot be certain that we will be able to obtain such additional financing on commercially reasonable terms, or at all.

DOCSOC/1402266v1/010036-0002

FURTHER TIGHTENING OF CREDIT MARKETS COULD ADVERSELY AFFECT THE COMPANY BY LIMITING OUR CUSTOMERS’ ABILITY TO BORROW OR OTHERWISE OBTAIN EQUIPMENT FINANCING.

The Company’s growth plans are dependent on, among other things, the ability of its customers to obtain equipment financing to pay the Company for equipment provided. The tightening of credit markets could make it more difficult for the Company’s customers to borrow or otherwise obtain the financing required to pay the Company for such equipment.

WE ARE DEPENDENT ON OUR MANAGEMENT TEAM AND THE UNEXPECTED LOSS OF ANY KEY MEMBER OF THIS TEAM MAY PREVENT US FROM IMPLEMENTING OUR BUSINESS PLAN IN A TIMELY MANNER OR AT ALL.

Our future success depends on the continued services and performance of our management team and our key employees and their ability to work together effectively.  If our management team fails to work together effectively, our business could be harmed.  Although we believe we will be able to retain these key employees, and continue hiring qualified personnel, our inability to do so could materially adversely affect our ability to market, sell, and enhance our services.  The loss of key employees or our inability to hire and retain other qualified employees could have a material adverse effect on our business, prospects, financial condition and results of operations.

THE MARKET MAY NOT ACCEPT OUR PRODUCTS AND SERVICES AND OUR PRODUCTS AND SERVICES MAY NOT ADDRESS THE MARKET’S REQUIREMENTS.

Our products and services are targeted to the healthcare market, a market in which there are many competing service providers.  Accordingly, the demand for our products and services is very uncertain.   The market may not accept our products and services.  Even if our products and services achieve market acceptance, our products and services may fail to address the market's requirements adequately.

IF WE FAIL TO PROVIDE SERVICES, OUR REVENUES AND PROFITABILITY WOULD BE HARMED.

Our services are integral to the successful deployment of our solutions. If we do not effectively service and support our customers, our revenues and operating results would be harmed.

WE MUST MANAGE GROWTH TO ACHIEVE PROFITABILITY.

To be successful, we will need to implement additional management information systems, develop further our operating, administrative, financial and accounting systems and controls and maintain close coordination among our executive, finance, marketing, sales and operations organizations.  Any failure to manage growth effectively could materially harm our business.

SHAREHOLDERS WILL EXPERIENCE DILUTION AS A RESULT OF THE COMPANY’S STOCK OPTION PLANS.

The Company has granted stock options to its employees and anticipates granting additional stock options to its employees in order to remain competitive with the market demand for such qualified employees.  As a result, investors could experience dilution.

DOCSOC/1402266v1/010036-0002

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US EVEN IF DOING SO WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

Some provisions of our Articles of Incorporation, as amended, and Bylaws, as well as some provisions of Nevada or California law, may discourage, delay or prevent third parties from acquiring us, even if doing so would be beneficial to our shareholders.

WE DO NOT INTEND TO PAY DIVIDENDS.

We have never declared or paid any cash dividends on our common stock.  We currently intend to retain any future earnings to fund growth and, therefore, do not expect to pay any dividends in the foreseeable future.

FUTURE SALES OF RESTRICTED SHARES COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK AND LIMIT OUR ABILITY TO COMPLETE ADDITIONAL FINANCING.

Although our shares are currently trading on the OTC Bulletin Board, the volume of trading of our common stock and the number of shares in the public float are small.  Sales of a substantial number of shares of our common stock into the public market in the future could materially adversely affect the prevailing market price for our common stock.  During 2009 we sold 1,416,667 of shares of common stock to finance our operations.  Such a large "over-hang" of stock eligible for sale in the public market may have the effect of depressing the price of our common stock, and make it difficult or impossible for us to obtain additional debt or equity financing.

OUR STOCK PRICE HAS FLUCTUATED AND COULD CONTINUE TO FLUCTUATE SIGNIFICANTLY.

The market price for our common stock has been, and is likely to continue to be, volatile. The following factors may cause significant fluctuations in the market price of our ordinary shares:

•	Fluctuations in our quarterly revenues and earnings or those of our competitors;

•	Shortfalls in our operating results compared to levels expected by the investment community;

•	Announcements concerning us or our competitors;

•	Announcements of technological innovations;

•	Sale of shares or short-selling efforts by traders or other investors;

•	Market conditions in the industry; and

•	The conditions of the securities markets.

The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.

OUR COMMON STOCK IS LISTED ON THE OTC BULLETIN BOARD, AND AS SUCH, IT MAY BE DIFFICULT TO RESELL YOUR SHARES OF STOCK AT OR ABOVE THE PRICE YOU PAID FOR THEM OR AT ALL.

Our common stock is currently trading on the OTC Bulletin Board. As such, the average daily trading volume of our common stock may not be significant, and it may be more difficult for you to sell your shares in the future at or above the price you paid for them, if at all. In addition, our securities may become subject to "penny stock" restrictions, including Rule 15g-9 under the Securities Exchange Act of 1934, as amended, which imposes additional sales practice requirements on broker-dealers, such as requirements pertaining to the suitability of the investment for the purchaser and the delivery of specific disclosure materials and monthly statements. The Securities and Exchange Commission has adopted regulations that generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The exceptions include exchange-listed equity securities and any equity security issued by an issuer that has:

DOCSOC/1402266v1/010036-0002

•
net tangible assets of at least $2,000,000, if the issuer has been in continuous operation for at least three years, or net tangible assets of at least $5,000,000, if the issuer has been in continuous operation for less than three years; or

•	average annual revenue of at least $6,000,000 for the last three years.

While we are presently not subject to "penny stock" restrictions, there is no guarantee that we will be able to meet any of the exceptions to our securities from being deemed as "penny stock" in the future. If our securities were to become subject to "penny stock" restrictions, broker-dealers may be less willing or able to sell and/or make a market in our common stock. In addition, the liquidity of our securities may be impaired, not only in the number of securities that can be bought and sold, but also through delays in the timing of the transactions, reduction in securities analysts' and the news media's coverage of us, adverse effects on the ability of broker-dealers to sell our securities, and lower prices for our securities than might otherwise be obtained.

USE OF PROCEEDS

Although we may receive cash proceeds from the exercise of warrants cash related to the issuance of common stock covered by this prospectus, we will not receive any proceeds from the sale of our common stock by the selling stockholders. Any net proceeds from the sale of our common stock offered pursuant to this prospectus will be received by the selling stockholders.  We intend to use the proceeds received by us from the cash exercise of the warrants for working capital and general corporate purposes.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock currently trades on the Over-the-Counter Bulletin Board (OTC), under the trading symbol of “AUXO.OB”.  Because we are listed on the OTC, our securities may be less liquid, receive less coverage by security analysts and news media, and generate lower prices than might otherwise be obtained if they were listed on another exchange.

The following table sets forth for each quarter during fiscal years 2008 and 2009 the high and low bid quotations for shares of Auxilio Common Stock as reported on the OTC.

Quarter	Low	High
January 1, 2008—March 31, 2008	$1.21	$1.86
April 1, 2008—June 30, 2008	$1.60	$2.05
July 1, 2008—September 30, 2008	$1.50	$2.34
October 1, 2008—December 31, 2008	$0.60	$1.76
January 1, 2009—March 31, 2009	$0.40	$0.90
April 1, 2009—June 30, 2009	$0.65	$1.15
July 1, 2009—September 30, 2009	$0.41	$0.75
October 1, 2009—December 31, 2009	$0.50	$0.90

On March 31, 2010, we had approximately 173 stockholders of record.

We have not paid any dividends on our Common Stock and do not expect to do so in the foreseeable future.  We intend to apply our earnings, if any, to expanding our operations and related activities.  The payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, our financial condition and other factors deemed relevant by the Board of Directors.

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2009 with respect to Auxilio’s equity compensation plans under which equity securities of Auxilio are authorized for issuance.

Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuances Under Plans
Equity compensation plans approved by security holders (1):	5,244,945	$1.02	725,055
Equity compensation plans not approved by security holders (2):	3,981,871	$1.39	-
Total	9,226,816		725,055

(1)	These plans consist of the 2000 Stock Option Plan, 2001 Stock Option Plan, the 2003 Stock Option Plan, the 2004 Stock Option Plan and the 2007 Stock Option Plan.
(2)
From time to time and at the discretion of the Board of Directors the Company may issue warrants to key individuals or officers of the Company as performance based compensation. Warrants have also been issued to another Company in connection with a joint marketing agreement.

DOCSOC/1402266v1/010036-0002

MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

Forward Looking Statements.

This discussion contains statements regarding operating trends and our beliefs and expectations regarding our future financial performance and future financial condition (which are referred to as “forward looking statements”). The consequences of those operating trends on our business and the realization of our expected future financial results, which are discussed in those statements, are subject to the uncertainties and risks described in this Prospectus under the caption “Risk Factors.” Due to those uncertainties and risks, the duration and effects of those operating trends on our business and our future financial performance may differ, possibly significantly, from those that are currently expected as set forth in the forward looking statements. As a result, you should not place undue reliance on those forward looking statements.

Introduction

The following discussion presents information about our consolidated results of operations, financial condition, liquidity and capital resources and should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

Overview

Auxilio, Inc. and its wholly owned subsidiary, Auxilio Solutions, Inc., (Auxilio) provide integration strategies and outsourced services for print management in healthcare facilities. The Company helps hospitals and health systems reduce expenses and create manageable, dependable document image management programs by managing their back-office processes. The process is initiated through a detailed proprietary Image Management Assessment (IMA). The IMA is a strategic, operational and financial analysis that is performed at the customer’s premises using a combination of proprietary processes and innovative web based technology for data collection and report generation. After the IMA and upon engagement, Auxilio capitates the cost of the entire print management process for the customer and places a highly trained resident team on site to manage the entire process.  Auxilio is focused solely on the healthcare industry.

Application of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate these estimates, including those related to stock-based compensation, customer programs and incentives, bad debts, inventories, intangible assets, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment:

•	Revenue recognition;

•	Stock-based compensation;

•	Accounting for financial instruments that possess characteristics of both debt and equity (i.e., warrants and conversion rights);

•	Accounting for income taxes; and

•	Impairment of intangible assets.

DOCSOC/1402266v1/010036-0002

Please also see disclosures in Note 1 of the financial statements for the Company’s a summary of significant accounting policies.

Results of Operations

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Net Revenue

Revenues consist of equipment sales and ongoing service and supplies. Net revenue decreased by $5,033,556 to $15,982,456 for the year ended December 31, 2009, as compared to the same period in 2008. Service revenue in 2009 totaled approximately $15,200,000 compared to approximately $14,200,000 in 2008.  The increase is primarily attributable to the expansion of our customer base in 2009. Equipment revenue totaled $800,000 in 2009 compared to approximately $6,800,000 in 2008. The drop is a result of the decrease in leased equipment coming up for replacement in the Company’s current customer base as well as tighter credit inhibiting equipment financing.

Cost of Revenue

Cost of revenue consists of document imaging equipment, parts, supplies and salaries and expenses of field services personnel.  Cost of revenue was $11,934,706 for the year ended December 31, 2009, as compared to $15,907,494 for the same period in 2008. Service costs remained relatively consistent during 2009 while equipment costs decreased as a result of the drop in equipment revenues during this same period.

Sales and Marketing

Sales and marketing expenses include salaries, commissions and expenses of sales and marketing personnel, travel and entertainment, and other selling and marketing costs.  Sales and marketing expenses were $1,323,399 for the year ended December 31, 2009, as compared to $1,476,223 for the same period in 2008. Included in sales and marketing costs for 2009 is a charge of $76,807 in connection with warrants issued to Sodexo for marketing services under a joint marketing agreement. Services under this agreement began in 2009. Aside from this cost, sales and marketing expenses decreased in 2009 as a result of fewer sales commissions paid on new service and equipment sales in 2009.

General and Administrative

General and administrative expenses, which include personnel costs for finance, administration, information systems, and general management, as well as facilities expenses, professional fees, legal expenses, and other administrative costs, decreased by $204,633 to $2,663,827 for the year ended December 31, 2009, as compared to $2,868,460 for the same period in 2008.  While the Company’s general and administrative staff headcount has remained consistent over the periods compared, the decrease is a result of performance based bonuses earned during 2008 which were not earned in 2009 due to the decrease in equipment revenues. In addition, we incurred approximately $300,000 in legal fees in September 2008 in connection with certain corporate strategic initiatives. In August 2009, we incurred approximately $180,000 in severance costs and approximately $148,000 in stock compensation costs as a result of the termination of our former CEO’s employment.

Intangible Asset Amortization

As a result of our acquisition activity, we have recorded a substantial amount of goodwill, which is the excess of the cost of our acquired business over the fair value of the acquired net assets, and other intangible assets.  We evaluate the goodwill for impairment at least annually.  We examine the carrying value of our other intangible assets as current events and circumstances warrant a determination of whether there are any impairment losses.  If indicators of impairment arise with respect to our other intangible assets and our future cash flows are not expected to be sufficient to recover the assets’ carrying amounts, an impairment loss will be charged as an expense in the period identified.

Amortization expense was zero for the year ended December 31, 2009 compared to $190,973 for the same period in 2008. The reduction is a result of the full amortization of identifiable intangible assets as of the end of 2008.

DOCSOC/1402266v1/010036-0002

Other Income (Expense)

Interest expense for the year ended December 31, 2009 was $96,747, compared to $625,602 for the same period in 2008.  The reduction in expense is a result of the early April 2009 payoff of the remaining amounts owing under the Laurus Master Fund loan agreement and the July 2008 payoff and conversion of the loan from Cambria Investment Fund L.P.

Interest income is primarily derived from short-term interest-bearing securities and money market accounts.  Interest income for the year ended December 31, 2009 was $1,637, as compared to $6,244 for the same period in 2008, primarily due to a decrease in earnings rates of invested cash.

We earned a gain of $1,860 on the sale of certain computer equipment in 2009. No property and equipment was sold in 2008.

Income Tax Expense

Income tax expense for the year ended December 31, 2009 was $2,974 and for the year ended December 31, 2008 was $55,891. The decrease in 2009 is due primarily to lower charges for state income taxes in an apportioned state that disallows consolidated tax return filings.

Liquidity and Capital Resources

At December 31, 2009, our cash and cash equivalents were $1,781,586 and our working capital was $1,654,912.  Our principal cash requirements are for operating expenses, including equipment, supplies, employee costs, and capital expenditures and funding of the operations. Our primary sources of cash are service and equipment sale revenues, the exercise of warrants and the sale of common stock in compliance with applicable Federal and state securities laws.

During the year ended December 31, 2009, cash provided by operating activities was $1,450,911 as compared to cash provided by operating activities of $1,222,816 for the same period in 2008.  The increase in cash provided in 2009 was primarily due to collection of accounts receivable for prior period equipment sales. Additionally, the Company has maintained a stable base of customers over this period and continues to benefit from cost savings initiatives in light of the current economic environment.

During the first three months of 2009, we made principal payments to LMF totaling $150,000. In April 2009, we repaid the remaining principal balance of $1,182,000 under the LMF Loan Agreement.

In addition, in an effort to strengthen the Company’s balance sheet we completed a private placement in May 2009 selling 1,416,667 shares of our common stock at a purchase price of $.60 per share with net proceeds of $765,000.

The Company continues to see improvement in its operations through the addition of a new customer in the third quarter of 2008, and prospective equipment sales to existing customers. We expect to close additional recurring revenue contracts to new customers in 2010 as well as additional equipment sales to existing customers.  Management believes that cash generated from operations along with the funds raised in the private placement offering in May 2009 will be sufficient to sustain our business operations over the next twelve months.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist primarily of conventional operating leases, purchase commitments and other commitments arising in the normal course of business, as further discussed below under “Contractual Obligations and Commercial Commitments.” As of December 31, 2009, we did not have any other relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

DOCSOC/1402266v1/010036-0002

Contractual Obligations and Contingent Liabilities and Commitments

As of December 31, 2009, expected future cash payments related to contractual obligations and commercial commitments were as follows:

	Payments Due by Period
	Total	Within 1 year	Year 2-3	Year 4-5	More than 5 years
Long-term debt	$-	$-	$-	$-	$-
Capital leases	22,608	5,537	11,073	5,998	-
Operating leases	827,099	79,188	309,810	326,187	111,914
Total	$849,707	$84,725	$320,883	$332,185	$111,914

BUSINESS

Introduction

Auxilio, Inc. (the Company or Auxilio) was originally incorporated under the laws of the State of Nevada on August 29, 1995, under the name Corporate Development Centers, Inc.  As a result of a series of transactions, which are more fully described in the section entitled “Background” below, the Company, in April 2004, changed its name to Auxilio, Inc. The Company is currently headquartered in Orange County, California, with its principal executive offices located at 26300 La Alameda, Suite 100, Mission Viejo, 92691.  The Company is engaged in the business of providing fully outsourced print management services to the healthcare industry.  For more information on the Company and its products and services see the section entitled “Principal Products or Services” below or visit our website at www.auxilioinc.com.

Where appropriate, references to “Auxilio”, the “Company,” “we” or “our” include Auxilio, Inc. and/or our wholly owned subsidiaries, Auxilio Solutions, Inc. and e-Perception Technologies, Inc.

Background

Auxilio, Inc. was incorporated in the State of Nevada on August 29, 1995. From its incorporation in August 1995 until January 2002, the Company had no significant operations.  In January of 2002, the Company’s predecessor, e-Perception Technologies, Inc. (e-Perception), a Human Resources software concern, completed a tender offer with Corporate Development Centers, Inc. (CDC).  CDC’s common stock traded on the OTC Bulletin Board.  In connection with the tender offer, the stockholders of e-Perception received one (1) share of CDC for every four (4) shares of e-Perception common stock they owned prior to the tender offer.  As a result, e-Perception became a wholly owned subsidiary of CDC.  CDC subsequently changed its name to e-Perception, Inc.  Approximately eighteen months later e-Perception changed its name to PeopleView, Inc. (PeopleView) and traded under the symbol PPVW.

For the fiscal year ended December 31, 2003, and including the period from January 1, to March 31, 2004, PeopleView developed, marketed and supported web based assessment and reporting tools and provided consulting services that enabled companies to manage their Human Capital Management (HCM) needs in real-time.

In March 2004, PeopleView entered into an asset purchase and sale agreement with Workstream, Inc. (Workstream) whereby the Company sold to Workstream substantially all of its assets, including its software products and related intellectual property, its accounts receivable, certain computer equipment, customer lists, and the PeopleView name, among other things.  Pursuant to an addendum to the original agreement, the final consideration the Company received was cash equal to $250,000, 246,900 shares of Workstream common stock, and a warrant to purchase an additional 50,000 shares at an exercise price of $3.00 per share.  The business operations of PeopleView were discontinued in March 2004.

On April 1, 2004, PeopleView completed the acquisition of Alan Mayo and Associates, Inc. dba The Mayo Group (and referred to herein as TMG). TMG offered outsourced print management services to healthcare facilities throughout California, and this acquisition forms the basis for Auxilio’s current operations.  Subsequent to the acquisition of TMG, PeopleView changed its name to Auxilio, Inc. and changed TMG’s subsidiary name to Auxilio Solutions, Inc.  Our stock now trades on the Over-the Counter Bulletin Board under the symbol AUXO.OB.

DOCSOC/1402266v1/010036-0002

Principal Products or Services

Auxilio is a services and technology firm that provides fully outsourced print management services to the healthcare industry.  Auxilio works exclusively with hospitals and hospital systems throughout the United States.  Auxilio is vendor independent and provides intelligent solutions, a risk free program and guaranteed savings. Auxilio assumes all costs related to print business environments through customized streamlined and seamless integration of services at predictable fixed rates. In collaboration, we work in partnership to assist our hospital-partners in the delivery of quality patient care.  The service and solutions provided by our on-site Centers of Excellence professional print strategy consultants deliver unparalleled customer service across the industry. Auxilio provides full-time on-site management teams to perform a customized program that includes the following services:

•	Vendor monitoring, management and contract negotiation
•	Change management and end-user training programs
•	Utilization management
•	Financial reporting
•	Workflow efficiency management
•	Information systems integration, connectivity and image migration strategies
•	Strategy execution working with the customer to execute a long-term Image Management strategy

Auxilio’s products and services also include the sales, integration and services of automated office equipment including digital and color copiers, printers, facsimile machines, scanners and multi-function equipment.

Competition

We operate in a highly competitive market.  The majority of the competition in the healthcare industry market for print management services comes primarily from the large photocopy/multi-functional digital device manufacturers such as Xerox, Canon, Konica Minolta, Ricoh and Sharp.  In addition to the manufacturers, the competitive landscape contains a number of regional and local equipment dealers and distributors that exist in the communities which the hospitals serve.  Our analysis of the competitive landscape shows a very strong opportunity for fully outsourced print management services to the healthcare industry.

While this competition does present a significant competitive threat, Auxilio believes that it has a strong competitive position in the marketplace due to a number of important reasons:

•
Auxilio is unique in its 100% focus on healthcare.  No other vendor/service provider has its entire business dedicated to solving issues inside of healthcare with the expertise and knowledge base unmatched in the market.

•
Auxilio is unique in its approach to providing fully outsourced print management programs.  Auxilio’s program is completely outsourced and hospitals need only pay a single invoice.  Auxilio operates the print management process as a department in the hospital with full-time staff on-site.  The vendors and dealers in the vast majority of instances have multiple small and large customers in a geographic area to whom they are providing services and this causes major delays in service and supplies to the hospitals.  In addition, by focusing solely on the hospital campus, Auxilio enjoys much lower turn-around times for service, greater up sell opportunities and a much deeper service relationship with the customer.

•
Auxilio is not restricted to any single equipment vendor.  Auxilio is committed to bringing the best hardware and software solutions to our customers.  Our approach is to use the best technology to provide a solution in the best manner possible without any prejudice as to equipment.

DOCSOC/1402266v1/010036-0002

•
Auxilio maintains a daily connection with the hospital providing a detailed strategy and plan on equipment acquisition saving the hospitals a great deal of time, effort and money in this cumbersome and confusing process.

Customers

Most of the Company’s customers are hospitals and Integrated Health Delivery Networks (IDN). The loss of any key customer could have a material adverse effect upon the Company’s financial condition, business, prospects and results of operation.  The Company's three largest customers represent approximately 63% of the Company's revenues for the year ended December 31, 2009.

Intellectual Property

The Company maintains a database that contains information on its current, and prospective, customer’s image and document outputs for certain periods of time, image and document outputs for each piece of machinery maintained at the customer and trends for each of the foregoing.  This database is unique to the Company and, we believe, provides it with a significant competitive advantage over our competitors as it allows us to meet our customers’ requirements and anticipate their future needs.

The Company has not applied for or been granted any patents with respect to its technology, or processes, as related to document and image management, in addition to document and image processing. We do have rights to several trademarks in respect to process documents and related marketing documents. The most valuable of these is the Image Management Maturity Model (IM3™) which is a unique approach to document management that details processes and enables Auxilio to offer a service that is duplicable in distributed regions.

Government Regulation

We are subject to federal, state and local regulations concerning the environment and occupational safety and health standards. We have not experienced significant difficulty in complying with such regulations and compliance has not had a material effect on our business or our financial results.

Research and Development

As a result of our acquisition of TMG on April 1, 2004, and our subsequent decision to concentrate our focus on print management services, as well as document and image processing, it is no longer required that we make material expenditures on research and development.  Prior to our acquisition of TMG, our business was a research and development organization.

Employees

As of December 31, 2009, we had seventy-six full-time employees.  Of these employees, sixty-four were engaged in providing services, five were engaged in sales and marketing, and seven were engaged in general and administrative.  None of our employees are represented by a labor union or a collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good.

Properties

We leased approximately 6,672 square feet of office space in one building located in Mission Viejo, California.  The lease terminated on February 28, 2010. We have entered into a 66 month lease agreement effective March 2010 for approximately 6,824 square feet of office space in one building location in Mission Viejo, California.

We expect that the current leased premises will be satisfactory until the future growth of our business operations necessitates an increase in office space.  There is an ample supply of office space in the Orange County, California area and we do not anticipate any problem securing additional space if, and when, necessary.

DOCSOC/1402266v1/010036-0002

Legal Proceedings

From time to time, we may become involved in litigation relating to claims arising from our ordinary course of business. We are aware of no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on our business or our financial results.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the name, age and position of each of our directors and executive officers as of March 31, 2010:

Name	Age	Position with the Company
Edward B. Case	58	Director, Chairman of the Audit Committee
Joseph J. Flynn	44	Chief Executive Officer, President
Michael Joyce	67	Director, Member of the Compensation Committee
John D. Pace	56	Director, Chairman of the Board and Member of the Compensation Committee
Max Poll	63	Director, Member of the Audit Committee
Mark St. Clare	63	Director, Member of the Audit Committee
Michael Vanderhoof	50	Director, Chairman of the Compensation Committee

Edward B Case, 58. Mr. Case has over 27 years experience leading healthcare, academic and community organizations. Since January 2006, he has served as the Executive Vice President and CFO for The Rehabilitation Institute of Chicago (RIC) where he provides leadership and oversight for all aspects of the Institute. From December 2003 to December 2005, Mr. Case was the President and Owner of Healthcare Resource Associates, a leading provider of business process outsourcing services focused on cash flow improvements for hospitals and physicians. Mr. Case has also served as CEO and President of Presbyterian Healthcare, as well as CEO and CFO of BJC Health Systems, and CFO at St. John’s Mercy Medical Center.  Mr. Case has served as a member of the Company’s Board of Directors since January 2006.

Mr. Case’s extensive healthcare industry financial leadership background provides the Board substantial financial and accounting expertise. Having served as the CEO and CFO of healthcare enterprises, Mr. Case brings to the Board strong accounting and financial oversight required for our financial reporting and enterprise and operational risk management.

Joseph J. Flynn, 44. Mr. Flynn has been a member of the Company’s Board of Directors since 2003 and has served as the Company’s President and Chief Executive Officer since September 2009. This is his second term as the CEO and President of the Company.  He previously served in this capacity from 2004 to 2006. As the Company’s CEO, Mr. Flynn is responsible for executive management and leadership, strategic direction and stockholder relations. Mr. Flynn has over 20 years of experience in leading large international service operations in business media, software, and technology firms. During his hiatus from the Company, Mr. Flynn was the Vice President of the Sport Group for the Nielsen Company.

Mr. Flynn experience in service based organizations together with his historical perspective of the Company has given him extensive knowledge of the business model and brings leadership and unique perspective to the Board.

Michael Joyce, 67. Mr. Joyce has more than 30 years of experience in automotive and automotive related industries.  Prior to his retirement in 1998, Mr. Joyce was President, CEO, and a principal owner of Pacific Baja Light Metals, Inc., a manufacturer of aluminum wheels and other machined aluminum castings of the automotive industry.  Pacific Baja has manufacturing facilities in the United States and Mexico. From 1971 to 1983, Mr. Joyce held various management positions with Rockwell International, the last as Vice President and General Manager of its Western Wheel Division, a manufacturer of aluminum wheels.  Currently at Superior Industries Inc. in Van Nuys, California, Mr. Joyce serves on the Compensation/Benefits Committee. of the Board of Directors.. Mr. Joyce holds a degree in Physics from Kent State University and an MBA from Ohio State University. Mr. Joyce has served as a member of the Company’s Board of Directors since June 2007.

DOCSOC/1402266v1/010036-0002

Mr. Joyce brings corporate governance expertise to the Board garnered through his leadership positions and board service with other entities. His experience and qualifications provide sound governance leadership to the Board.

John D. Pace, 56.  Mr. Pace is the Non-executive Chairman of the Board and Chief Strategy Officer.  He spent 25 years with ServiceMaster Management Services which provided outsourced services to healthcare. Mr. Pace served there in a variety of senior leadership roles, the last as Executive Vice President for the West.  Mr. Pace retired from ServiceMaster in March 2002.  Mr. Pace has served as a member of the Company’s Board of Directors since 2004 and is a member of the compensation committee.

Mr. Pace’s career experience in leading a division of a successful Fortune 500 company that  provided outsource services to healthcare, brings to the Board insight and knowledge in industry and Company operations. His background is an asset in strategic planning to the Company.

Max Poll, 63.  Mr. Poll most recently served as President and Chief Executive Officer of Scottsdale Healthcare, where he retired from in October 2005.  He has been in health care administration for over 30 years and has held the positions of President & CEO of Barnes Hospital in St. Louis, Missouri, the primary teaching affiliate of Washington University School of Medicine; Administrator & CEO of Boone Hospital Center, Columbia, Missouri; and Assistant Director of St. Luke's Hospital, Kansas City, Missouri.  Mr. Poll received his Bachelors of Business Administration from Western Michigan University, and his Masters of Hospital Administration from the University of Minnesota.  His activities have included board, committee membership, and officer positions on metropolitan, state and national health organizations, including the American Hospital Association, Association of American Medical Colleges, and Voluntary Hospitals of America, Inc.  Mr. Poll is a Fellow in the American College of Healthcare Executives, and currently is a board member of the International Genomics Consortium and serves as its Executive Advisor. He is also a founder and director of Goldwater Bank in Scottsdale, Arizona.  Mr. Poll has served as a member of the Company’s Board of Directors since 2005.

Mr. Poll’s career as a leader of various healthcare organizations provides the Board invaluable substantial operational expertise.

Mark St. Clare, 63. Mr. St. Clare’s background as a Board Member, CFO and Sr. Technology Executive includes successful leadership and management results in a number of segments of the technology industry.  These experiences have involved IPO’s, venture capital funded startups, high growth international companies, and extensive Wall Street contacts. He has been responsible for the financial, IT and legal operations at private start up operations as well as large public high growth international companies and has managed multiple acquisitions. Mr. St. Clare most recently served as Chief Financial Officer of Access 360 where he retired from in October 2002. As a board member and chair of the audit committee of Websense, Inc., he has been deeply involved in SOX 404 issues.  He is also a member of their audit and governance committees.  Mark St. Clare has also served as an Advisory Board Member at a previous security software company. Mr. St. Clare has served as a member of the Company’s Board of Directors since June 2007.

Mr. St. Clare’s career as executive with technology based companies provides the Board invaluable business strategy expertise. As a financial executive with proven management skills, Mr. St. Clare brings to the Board strong accounting and financial oversight required for our financial reporting and enterprise and operational risk management. Having served in corporate leadership positions and audit committees of other public companies, Mr. St Clare is valuable to the Board with respect to exercising control and oversight of our financial reporting.

Michael Vanderhoof, 50.  Mr. Vanderhoof is Chairman of Cambria Asset Management LLC and a principal in Cambria Investment Fund LP. Cambria Asset Management is the holding corporation for Cambria Capital LLC, a FINRA registered broker dealer with offices in Los Angeles, San Francisco and Salt Lake City. Cambria Investment Fund LP provides bridge loans and equity financing to early stage developing companies. Mr. Vanderhoof is a board member of Bionovo, Inc.  He has over twenty years experience in the capital markets.  From 1998 to present, he has advised various private and public companies on capital formation, mergers and acquisitions and financing.  From 1993 to 1997, Mr. Vanderhoof was a trader on a trading desk that made markets in over 200 OTC companies.  His career began in 1985 as an Account Executive for a FINRA broker-dealer firm in Salt Lake City, Utah. Mr. Vanderhoof has served as a member of the Company’s Board of Directors since 2001.

DOCSOC/1402266v1/010036-0002

Mr. Vanderhoof’s background in entrepreneurial investment brings to the Board strategic planning and risk management skills that are important to the implementation of our growth strategies and oversight of the Company and operational risk management.

Director Independence

The Board of Directors has affirmatively determined that the following members of the Board of Directors meet the definition of “independent” set forth in the NASDAQ corporate governance listing standards:  Edward B. Case, Michael Joyce, Max Poll and Mark St. Clare.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Nevada General Corporation Law, our Articles of Incorporation, and our Bylaws, our directors will have no personal liability to us or our stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care." This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its stockholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its stockholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

The effect of this provision in our Articles of Incorporation and Bylaws is to eliminate our rights and the rights of our stockholders (through stockholder's derivative suits on behalf of Auxilio) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (vi) above. This provision does not limit nor eliminate the rights of Auxilio or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our Bylaws provide that if the Nevada General Corporation Law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. The Nevada General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter as been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXECUTIVE AND DIRECTOR COMPENSATION AND OTHER INFORMATION

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table discloses the compensation received in each of the last two fiscal years by (i) our Chief Executive Officer of the Company during the last fiscal year and (ii) the two other most highly compensated executive officers or individuals in addition to the Chief Executive Officer, serving at the end of the last fiscal year whose total compensation exceeded $100,000 in the last fiscal year.

DOCSOC/1402266v1/010036-0002

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compen-sation ($)	Non-qualified Deferred Compen-sation Earnings ($)	All Other Compen- sation ($)(3)	Total ($)
Joseph J. Flynn (a)	2009	$84,295	$19,982	-	$87,758	-	-	-	$192,035
Chief Executive Officer and President (beginning 8/31/2009)	2008	-	-	-	-	-	-	-	-
Etienne Weidemann (b) Chief Executive Officer and President (terminated 8/5/2009)	2009 2008	$130,883 $175,000	- $192,899	- -	- -	- -	- -	$95,824 -	$226,707 $367,899

Paul T. Anthony (c) Chief Financial Officer	2009 2008	$185,000 $170,000	$57,355 $105,399	-	$162,392 -	- -	- -	$6,611 $6,611	$411,358 $282,010
Sasha Gala (d)	2009	$153,458	$36,713	-	$72,354	-	-	-	$262,525
Chief Operating Officer	2008	$124,842	$28,203	-	-	-	-	-	$153,545

(1)	Bonuses include amounts earned by the individual and accrued by the Company in the year listed but paid to the individual in the subsequent year.

(2)
A discussion of the methods used in calculation of these values may be found in Note 7 to the consolidated financial statements which is in Part 2, item 7 of our 2009 annual report on Form 10-K.  Reflects the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year computed in accordance with ASC Topic 718, excluding the forfeiture assumption.

(3)	For Mr. Weidemann, includes severance paid to him. For Mr. Anthony, includes reimbursement for medical insurance payments made directly by him.

(a)	Mr. Flynn rejoined the Company August 31, 2009 as the Chief Executive Officer.

(b)	Mr. Weidemann joined the Company in November 2002. He became the Chief Executive Officer effective November 9, 2006. He was terminated August 5, 2009.

(c)	Mr. Anthony joined the Company in January 2005 as Chief Financial Officer.

(d)	Ms. Gala joined the Company in 2005. She became the Chief Operating Officer in May 2009.

Narrative to Summary Compensation Table

On August 5, 2009 the Board of Directors appointed Mr. Joseph J. Flynn as President and CEO effective August 31, 2009. Mr. Flynn has served as a member of the Board of Directors since 2003. He previously held the position of President and CEO for the Company from 2003 to 2006, having resigned to take a position as the Vice President of the Sport Group for the Nielsen Company. In connection with his appointment as President and CEO, the Company and Mr. Flynn entered into that certain Executive Employment Agreement, effective as of August 31, 2009 (the “Flynn Employment Agreement”).  The Flynn Employment Agreement provides that Mr. Flynn will be employed by the Company as President and CEO, for an initial term beginning on August 31, 2009 and ending on December 31, 2011, at an initial base salary of $250,000, up to $100,000 per year incentive compensation and options for 250,000 shares as more specifically set forth in the Flynn Employment Agreement.  Upon termination of Mr. Flynn’s employment by the Company other than for cause or by Mr. Flynn for good reason, the Company shall continue paying Mr. Flynn’s salary for six (6) months and accelerate the vesting of Company options and/or warrants issued to Mr. Flynn.  Mr. Flynn’s 2010 Executive Bonus Plan, whereby he is eligible to receive an annual bonus of $100,000, is based on the following; 50% if four new customer contracts are closed in 2010 and 50% if the Company has gross margins from existing businesses of at least 24 percent in 2010.  In addition, Mr. Flynn is eligible to participate in an option pool that will be allocated at the discretion of the Board of Directors based on the following.  For every new contract beyond four contracts in 2010, a pool of 50,000 options should be granted with a strike price of the day they are earned, the date in which the contracts are executed.

DOCSOC/1402266v1/010036-0002

On March 15, 2006, the Company entered into an employment agreement with Etienne Weidemann to serve as President and Chief Operating Officer. This agreement was effective January 1, 2006, had a term of two years, and provided for a base annual salary of $175,000. Mr. Weidemann received 80,000 options and an annual bonus when certain earnings and revenue targets were accomplished. Mr. Weidemann became the Chief Executive Officer (“CEO”) of the Company effective November 9, 2006. In November of 2007, the Company entered in to a new employment agreement with Mr. Weidemann, to continue to serve as the Company’s President and CEO effective January 1, 2008. The employment agreement had a term of two years, and provided for a base annual salary of $175,000 in 2008 and $190,000 in 2009. In 2008 Mr. Weidemann also participated in the Executive Bonus Plan whereby he was eligible to receive an annual bonus of 4.0% of positive EBITDA up to $3.5 million and 4.8% of EBITDA for amounts over $3.5 million. In 2009 the Compensation Committee adjusted the Executive Bonus Plan. Under the new plan, Mr. Weidemann could earn a maximum bonus of $69,300 with $34,650 earned if the Company booked at least $20 million in new contracts in 2009 and $34,650 earned if the Company had gross margins from existing businesses of at least 24 percent in 2009. These bonus amounts are each reduced to a 50 percent payout if the actual performance falls short of the target by 15 percent or less. There is no payout if the actual performance falls short by more than 15 percent. Mr. Weidemann also could earn periodic commissions of 6.0% of the net cash flow from equipment sales up to $2.5 million annually and a 7.2% commission for amounts over $2.5 million.  The Company could terminate Mr. Weidemann’s employment under this agreement without cause at any time on thirty days advance written notice, at which time Mr. Weidemann would receive severance pay for six months and be fully vested in all options and warrants granted to date.

On August 5, 2009, the Company terminated Mr. Weidemann’s employment under the agreement. Accordingly, the Company recorded severance costs of $121,643 and vested 491,666 options which resulted in a stock compensation charge of $148,250.

On March 15, 2006, the Company entered into an employment agreement with Paul T. Anthony to serve as Chief Financial Officer (“CFO”) and Corporate Secretary. This new agreement was effective January 1, 2006, had a term of two years, and provided for a base annual salary of $170,000. Mr. Anthony received 75,000 options and an annual bonus when certain earnings and revenue targets were accomplished. In November of 2007, the Company entered in to a new employment agreement with Mr. Anthony, to continue to serve as the Company’s CFO effective January 1, 2008. The employment agreement has a term of two years, and provides for a base annual salary of $170,000 in year one and $185,000 in year two. Mr. Anthony also participated in the Executive Bonus Plan whereby he was eligible to receive an annual bonus of 2.5% of positive EBITDA up to $3.5 million and 3.0% of EBITDA for amounts over $3.5 million. In 2009 the Compensation Committee adjusted the Executive Bonus Plan. Under the new plan, Mr. Anthony could earn a maximum bonus of $42,900 with $21,450 earned if the Company books $20 million in new contracts in 2009 and $21,450 earned if the Company had gross margins from existing businesses of 24 percent in 2009. These bonus amounts were each reduced to a 50 percent payout if the actual performance falls short of the target by 15 percent or less. There was no payout if the actual performance falls short by more than 15 percent. Mr. Anthony also could earn periodic commissions of 3.0% of the net cash flow from equipment sales up to $2.5 million annually and a 3.6% commission for amounts over $2.5 million.  The Company could terminate Mr. Anthony’s employment under this agreement without cause at any time on thirty days’ advance written notice, at which time Mr. Anthony would receive severance pay for six months and be fully vested in all options and warrants granted to date.  On April 2, 2010, the Company finalized and entered in to a new employment agreement with Mr. Anthony, to continue to serve as the Company’s CFO effective January 1, 2010.  The employment agreement has a term of two years, and provides for a base annual salary of $203,500.  Mr. Anthony also participates in the Executive Bonus Plan whereby he is eligible to receive an annual bonus of $60,000, 50% if 4 new customer contracts are closed in 2010 and 50% if the Company has gross margins from existing businesses of 24 percent in 2010.  In addition, Mr. Anthony is eligible to participate in an option pool that will be allocated at the CEO’s discretion based on the following.  For every new contract beyond 4 contracts in 2010, a pool of 50,000 options should be granted with a strike price of the day they are earned, the date in which the contracts are executed.

DOCSOC/1402266v1/010036-0002

On June 10, 2009, the Company entered into an employment agreement with Sasha Gala to serve as the Chief Operating Officer, or COO. The employment agreement terminated December 31, 2009. Ms. Gala reports to the CEO and is responsible for developing and directing the management of the Company’s customer base and operations staff. Ms. Gala joined the Company in October of 2005 as Resident Director for California Pacific Medical Center (CPMC) in San Francisco and was promoted in 2008 to Senior Vice President of West Coast Operations for the Company. Ms. Gala was paid an annual base salary of $159,500. She also received the customary employee benefits paid by the Company and was eligible for commissions and an annual Incentive Compensation Plan bonus that could pay up to 10% of her base salary.

Effective January 1, 2010, the Company entered into a new employment agreement with Sasha Gala to the serve as Senior Vice President and COO. The employment agreement has a term of two years, and provides for an annual base salary of $159,500.  Ms. Gala will also receive the customary employee benefits paid by the Company.  Ms. Gala shall also be entitled to receive a bonus of up to $40,000 per year, the achievement of which is based on certain personal and Company related performance metrics. In addition, Ms. Gala is eligible to receive additional compensation upon the renewals of accounts within her territory equal to approximately 5% of average monthly billings. The Company may terminate Ms. Gala’s employment under this agreement without cause at any time on thirty days advance written notice, at which time Ms. Gala would receive severance pay for three months.

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END (1)

Option and Warrant Awards
Name	Type of Instrument	Number of Securities Underlying Unexercised Options and Warrants Exercisable (#)	Number of Securities Underlying Unexercised Options and Warrants Unexercisable (#)(2)	Number of Securities Underlying Unexercised Options and Warrants	Equity Incentive Plan Awards	Exercise Price ($)	Expiration Date
Joseph J. Flynn	Warrant	250,000	-	-	-	$0.55	3/31/2011
	Option	83,333	-	-	-	$0.75	5/15/2013
	Option	83,333	-	-	-	$0.90	5/28/2014
	Option	100,000	-	-	-	$1.40	2/2/2016
	Option	5,000	2,500	-	-	$0.71	7/1/2017
	Option	3,333	1,667	-	-	$1.25	11/8/2017
	Option	1,667	3,333	-	-	$1.70	4/2/2018
	Option	833	1,667	-	-	$1.83	5/8/2018
	Option	833	1,667	-	-	$1.80	8/7/2018
	Option	833	1,677	-	-	$2.15	9/2/2018
	Option	833	1,667	-	-	$0.78	11/1/2018
	Option	-	2,500	-	-	$0.55	2/5/2019
	Option	-	2,500	-	-	$0.55	3/19/2019
	Option	-	2,500	-	-	$1.01	5/7/2019
	Option	-	252,500	-	-	$0.60	8/5/2019
	Option	-	2,500	-	-	$0.80	11/5/2019
					-
Etienne Weidemann	Warrant	250,000	-	-	-	$0.55	3/31/2011

Paul T. Anthony	Option	75,000	-	-	-	$1.40	2/2/2016
	Option	80,000	40,000	-	-	$0.47	11/9/2016
	Option	100,000	50,000	-	-	$1.25	11/8/2017
	(3) Option	-	150,000	-	-	$0.55	3/19/2019
	Option	-	250,000	-	-	$0.80	11/5/2019

Sasha Gala	Option	15,000	-	-	-	$1.83	11/10/2015
	Option	16,667	8,333	-	-	$0.47	11/9/2016
	Option	55,555	27,778	-	-	$1.25	11/8/2017
	(3) Option	-	75,000	-	-	$0.55	3/19/2019
	Option	-	75,000	-	-	$1.01	5/7/2019

(1) Options and warrants shown in this table were granted between 2003 and 2009. There have been no stock awards granted to any Named Executive Officer. As such, these columns are omitted from this Table of Outstanding Equity Awards.

(2) All options except those marked with a (3) vest in cumulative annual installments of one-third of the shares commencing one year from the date of grant. Warrants were performance based and vested at the discretion of the Board of Directors.

(3) Options granted on March 19, 2009 vest based on two performance measures related to the Company’s revenue and EBITDA in fiscal year 2010.

DIRECTOR COMPENSATION FOR 2009

Name (1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Edward B. Case	—	—	10,717	—	—	—	10,717
Joseph J. Flynn (2)	—	—	5,206	—	—	—	5,206
Michael Joyce	—	—	14,960	—	—	—	14,960
John D. Pace (3)	30,000	—	14,960	—	—	—	44,960
Max Poll	—	—	10,717	—	—	—	10,717
Mark St. Clare	—	—	10,717	—	—	—	10,717
Michael Vanderhoof	—	—	14,960	—	—	—	14,960

DOCSOC/1402266v1/010036-0002

(1) Etienne Weidemann, our former President and Chief Executive Officer also served as a director until August 2009. His compensation is not included in this table because he did not receive compensation for his services as director.  His compensation received as an employee is shown on the Summary Compensation Table.

(2) Joseph J. Flynn, our current President and Chief Executive Officer has served continuously as a director since 2003. His compensation as director prior to employment is included in this table.  His compensation received as President and Chief Executive Officer is shown on the Summary Compensation Table. Effective with his employment in August 2009, Mr. Flynn did not receive compensation for his services as director.

(3) John D. Pace earned fees for additional services rendered under a consulting agreement. See further disclosure under Certain Relationships and Related Transactions.

(4) A discussion of the methods used in calculation of these values may be found in Note 7 to the consolidated financial statements which is in Part 2, item 7 of our 2009 annual report on Form 10-K.  Reflects the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year computed in accordance with ASC Topic 718, excluding the forfeiture assumption.

Narrative to Director Compensation Table

The Company compensates its non-employee directors for their service on the Board of Directors with an initial grant of an option to purchase 25,000 shares of Common Stock. Each outside director also receives 2,500 shares of Common Stock for each board meeting and committee meeting attended.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors reviews and establishes compensation strategies and programs to ensure that the Company attracts, retains, properly compensates, and motivates qualified executives and other key associates. The Committee consists of Mr. Vanderhoof, its chairperson, Mr. Pace and Mr. Joyce. No member of this committee is an employee or officer.

The philosophy of the Compensation Committee is (i) to provide competitive levels of compensation that integrate pay with the individual executive’s performance and the Company’s annual and long-term performance goals; (ii) to motivate key executives to achieve strategic business goals and reward them for their achievement; (iii) to provide compensation opportunities and benefits that are comparable to those offered by other companies in the healthcare services industry, thereby allowing us to compete for and retain talented executives who are critical to our long-term success; and (iv) to align the interests of key executives with the long-term interests of stockholders and the enhancement of stockholder value through the granting of stock options. The compensation of our executive officer is currently comprised of annual base salary, a bonus plan pursuant to certain performance criteria being achieved, and long-term performance incentives in the form of stock option grants under the stock option plans.

Chief Executive Officer Compensation

The Compensation Committee set the 2010 annual compensation for our Chief Executive Officer, Mr. Flynn.  Mr. Flynn is being paid an annual salary of $250,000.  Mr. Flynn may earn commissions and up to $100,000 annual bonus, with 50% payout for closing four new customer contracts before the end of 2010 and 50% payout for achieving gross margins from existing business of 24%. The bonus is to be paid pro rata in August 2010 and February 2011.  In addition, Mr. Flynn will participate in an option pool that will be allocated at the Board’s discretion based on the following.  For every new contract beyond four contracts in 2010, a pool of 50,000 options should be granted with a strike price of the day they are earned, the date in which the contracts are signed and delivered.

DOCSOC/1402266v1/010036-0002

By the Compensation Committee,

Michael Vanderhoof, Chairperson
John D. Pace
Michael Joyce

April 8, 2010

DOCSOC/1402266v1/010036-0002

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and the notes thereto set forth certain information regarding the beneficial ownership of our common stock as of March 31, 2010, by (i) each current director; (ii) each executive officer named in the summary compensation table included herein who was serving as an executive officer at the end of fiscal 2009; (iii) all our current directors and executive officers as a group; and (iv) each person who is known by us to be a beneficial owner of five percent or more of our common stock.

	Shares Beneficially Owned
Name and Address of Beneficial Owner (1)	Number (2)	Percent
Paul T. Anthony	407,150	2.1
Edward B. Case (3) (4)	104,000	*
Joseph J. Flynn (4)	640,901	3.3
Michael Joyce (5)	73,333	*
John Pace (6)	110,371	*
Max Poll (7)	136,667	*
Mark St. Clare (8)	52,000	*
Michael Vanderhoof (9) )	1,317,246	6.9
Etienne Weidemann (10)	307,500	1.6
All directors and executive officers, as a group (11)	3,149,168	12.7

*             Less than 1% of the outstanding shares of common stock

(1)	The address for all officers and directors is 26300 La Alameda, Suite 100, Mission Viejo, CA 92691.

(2)
Unless otherwise indicated, the named persons possess sole voting and investment power with respect to the shares listed (except to the extent such authority is shared with spouses under applicable law). The percentages are based upon 19,159,151 shares outstanding as of March 31, 2010, except for certain parties who hold options and warrants that are presently exercisable or exercisable within 60 days whose percentages are based upon the sum of shares outstanding as of March 31, 2010 plus the number of shares subject to options and warrants that are presently exercisable or exercisable within 60 days held by them, as indicated in the following notes.

(3)	Includes 5,833 shares subject to stock options exercisable within 60 days.

(4)	Includes 250,000 shares subject to stock warrant agreements. Includes 3,333 shares subject to stock options exercisable within 60 days.

(5)	Includes 3,333 shares subject to stock options exercisable within 60 days.

(6)	Includes 3,333 shares subject to stock options exercisable within 60 days.

(7)	Includes 5,833 shares subject to stock options exercisable within 60 days.

(8)	Includes 5,833 shares subject to stock options exercisable within 60 days.

(9)
Michael Vanderhoof is a principal in Cambria Investment Fund, L.P.  Cambria Investment Fund, L.P. currently owns 80,000 shares of common stock and holds warrants to purchase 589,167 shares of the Company's common stock. Mr. Vanderhoof expressly disclaims beneficial ownership of these stocks and warrants, except to the extent he has a pecuniary interest therein resulting from his position as a principal of Cambria Investment Fund, L.P. Mr. Vanderhoof is also a principal in Avintaquin Capital, LLC which currently owns 316,667 shares of common stock. Mr. Vanderhoof expressly disclaims beneficial ownership of these stocks, except to the extent he has a pecuniary interest therein resulting from his position as a principal of Avintaquin Capital, LLC. Includes 3,333 shares subject to stock options exercisable within 60 days.

(10)	Includes 150,000 shares subject to stock warrant agreements.

(11)	Includes 400,000 shares subject to stock warrant agreements.

DOCSOC/1402266v1/010036-0002

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In November 2007, the Company entered into a consulting agreement with John D. Pace, a director and Chairman of the Board, to provide support to the Company in the capacity of Chief Strategy Officer.  Mr. Pace was entitled to receive $6,000 per month through December 2008 for his services. The agreement terminated December 31, 2008.  In August 2009, the Company entered into another consulting agreement with Mr. Pace. The agreement provides that the Company will pay Mr. Pace $6,000 per month as compensation for his services. The agreement expires on December 31, 2010. Total cash compensation to Mr. Pace for the years ended December 31, 2008 and 2009 was $82,000 and $30,000, respectively.

The Company believes that the foregoing transactions were in its best interests. As a matter of policy, these transactions were and all future transactions between the Company and its officers, directors, principal stockholders or their affiliates will be approved by a majority of the disinterested members of the Board of Directors, on terms no less favorable than could be obtained from unaffiliated third parties and in connection with bona fide business purposes of the Company.

DESCRIPTION OF SECURITIES

This section summarizes our authorized and outstanding securities and certain of the provisions of our articles of incorporation and our bylaws.

Description of Capital Stock

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws, respectively. A copy of our articles of incorporation, as amended, were filed as exhibit 3.1 to our Form 10-KSB filed with the SEC on April 19, 2005. A copy of our bylaws has been filed with the SEC as an exhibit to our Form 10-SB filed with the SEC on October 1, 1999.  Our common stock is not currently traded on any securities exchange and instead is quoted on the OTC Bulletin Board under the symbol “AUXO.OB.”

General background

Our authorized capital stock consists of 33,333,333 shares of common stock, par value $.001 per share.  As of March 30, 2010, we had issued and outstanding 19,159,151 shares of common stock, held by approximately 173 stockholders of record. As of such date, we had outstanding options to purchase 4,550,029 shares of our common stock and warrants to purchase approximately 3,726,341 shares of common stock.

Common Stock

Voting, Dividend and Other Rights. Each outstanding share of common stock will entitle the holder to one vote on all matters presented to the stockholders for a vote. Holders of shares of common stock will have no preemptive, subscription or conversion rights. All shares of common stock to be outstanding following this offering will be duly authorized, fully paid and non-assessable. Our Board of Directors will determine if and when distributions may be paid out of legally available funds to the holders. We have not declared any cash dividends during the past fiscal year with respect to the common stock. Our declaration of any cash dividends in the future will depend on our Board of Directors' determination as to whether, in light of our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. In addition, our loan agreement with Laurus does not allow us to directly or indirectly declare or pay any dividends so long as our secured convertible term note to Laurus remains outstanding.

Rights Upon Liquidation. Upon liquidation each outstanding share of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting.  The holders of a majority of the outstanding shares of common stock constitute a quorum at any meeting of the stockholders. A plurality of the votes cast at a meeting of stockholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. A majority of the votes cast at a meeting of stockholders must authorize stockholder actions other than the election of directors.

DOCSOC/1402266v1/010036-0002

Warrants

As of March 31, 2010, we had issued and outstanding warrants to purchase approximately 3,726,341 shares of common stock.  The warrants provide for adjustments to the number of shares of common stock issuable under the warrants equivalent to the adjustments applicable to all shares of common stock in the event of any merger, consolidation, sale of all or substantially of our assets, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure.

Number of Shares issuable pursuant to Warrants	Exercisable Until	Exercise Price
39,200	April 30, 2010	$ 2.50
8,333	May 1, 2010	$ 12.00
2,600	June 30, 2010	$ 2.50
1,000	July 31, 2010	$ 2.50
162,500	November 23, 2010	$ 1.80
400,000	March 31, 2011	$ 0.55
611,041	April 7, 2013	$ 1.96
260,000	October 25, 2013	$ 0.46
100,000	January 9, 2014	$ 0.47
2,000,000	June 2, 2014	$ 1.50
141,667	May 12, 2016	$ 0.60

Anti-Takeover Effects of Certain Provisions of Nevada Law and Our Articles of Incorporation and Bylaws

Certain provisions of Nevada law, our articles of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms, and increased value to our stockholders.

Limits on Ability of Stockholders to Call a Special Meeting or Act by Written Consent

Our bylaws provide that, unless otherwise required by law, special meetings of the stockholders may be called only by the our board of directors, , the president, or the secretary of the Company, or by the request of the holders of the shares entitled to cast at least 50% of the votes at such meeting.

Business Combinations Act

We are subject to Nevada’s anti-takeover law, commonly known as the Business Combinations Act. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

DOCSOC/1402266v1/010036-0002

Control Shares Act

Nevada law provides that, in certain circumstances, a stockholder who acquires a controlling interest in a corporation, defined in the statute as an interest in excess of a 1/5, 1/3 or 1/2 interest, has no voting rights in the shares acquired that caused the stockholder to exceed any such threshold, unless the corporation’s other stockholders, by majority vote, grant voting rights to such shares. We may opt out of this act by amending our bylaws either before or within ten days after the relevant acquisition of shares. Presently, our bylaws do not opt out of this act.

Applicability of California Corporate Law

Although we are incorporated in Nevada, we may be subject to Section 2115 of the California General Corporation Law, which imposes various requirements of California corporate law on non-California corporations if they have characteristics of ownership and operations indicating significant contacts with California. Public companies listed on a recognized national securities exchange or the Nasdaq National Market are generally exempt from Section 2115. Since we are traded on the OTC Bulletin Board, we are subject to the provisions of Section 2115. The key provision of California corporate law that may apply to us is the right of our stockholders to cumulate votes in the election of directors.

Transfer Agent

The registrar and transfer agent for our common stock is Colonial Stock Transfer Company, Inc., 66 Exchange Place, Suite 100, Salt Lake City, Utah 84111.

SELLING STOCKHOLDERS

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. Of the 2,132,076 shares of common stock listed below:

•
175,000 shares of our common stock issued upon (i) the conversion of the principal amount owing under $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, LTD and (ii) the conversion of the interest accrued and owing under the note;

•	478,527 shares of our common stock issuable upon exercise of the warrant issued to Laurus Master Fund, LTD in connection with the issuance of $3,000,000 Secured Convertible Term Note; and

•	1,478,549 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. Because the selling stockholders may sell all or part of their shares of our common stock under this prospectus and since this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of our common stock that the selling stockholders will hold at the end of the offering covered by this prospectus.

Selling Stockholder	Common Shares Owned Prior To Offering	Common Shares that May be Sold Hereby	Number of Common Shares Owned After Sale of All Shares that May be Sold Hereby	Percentage of Outstanding Common Shares Owned After Sale of All Shares that May be Sold Hereby (1)

Laurus Master Fund, LTD(2)	653,527 (3)	653,527	--	--
Alpine Securities, LLC	52,492	52,492(4)	--	--
Paul Anthony(5)	330,000	330,000(6)	--	--
Avintaquin Capital, LLC	362,006(7)	45,339	316,667	1.7%
Dave Belcher	8,333	8,333(8)	--	--
Endeavor Capital	3,600	3,600(9)	--	--
Cambria Investment Fund L.P.	162,500	162,500(10)	--	--
Jonathan Destler	63,752(11)	22,085	41,667	*
Joseph Flynn(12)	518,056(13)	250,000	268,056	1.4%
Dale Garnett	47,243	47,243(14)	--	--
Ray Gerrity (15)	500	500(16)	--	--
Ibrahim Kurtulus (17)	27,900	4,650(18)	23,250	*
Meyers & Associates L.P.	18,600	18,600(19)	--	--
Rodman & Renshaw, LLC	156,289(20)	110,429	45,860	*
SBI E2-Capital (USA)	102,445	102,445(21)	--	--
Shai Stern	5,000	5,000(22)	--	--
Michael Vanderhoof(23)	1,686,819(24)	50,000(25)	1,636,819	8.5%
Etienne Weidemann(26)	375,000(27)	250,000	125,000	*
Donald Danks	15,333(28)	15,333	--	*

* Less than 1% of the outstanding shares of common stock

1)
Unless otherwise indicated, the named persons possess sole voting and investment control with respect to the shares listed (except to the extent such authority is shared with spouses under applicable law). The percentages are based upon 19,159,151 shares outstanding as of March 31, 2010, except for certain parties who hold options and warrants that are presently exercisable or exercisable within 60 days whose percentages are based upon the sum of shares outstanding as of March 31, 2010 plus the number of shares subject to options and warrants that are presently exercisable or exercisable within 60 days held by them, as indicated in the following notes.

2)
In April 2006, the Company entered into a $3,000,000 Fixed Price Convertible Note (the "Note") agreement with Laurus Master Fund (LMF). The term of the Note is for three years at an interest rate of Wall Street Journal prime plus 2.0%. The conversion, repayment, collateral and other terms are detailed in footnote 4 to the December 31, 2009 consolidated financial statements.

3)
Includes 653,527 shares, of which (a) 175,000 shares of common stock are issuable upon the conversion of the principal amount owning under (i) $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, Ltd., on April 7, 2006 and (ii) the conversion of interest accrued and owing under the note; and (b) 478,527 shares of common stock issuable upon exercise of the warrant issued to Laurus Master Fund, Ltd. and transferred without additional consideration to PSource Structured Debt Limited on March 17, 2008.  Laurus Capital Management LLC as investment manager of PSource has the voting or investment control over this warrant.  Laurus Master Fund may not exercise the warrants or convert into shares if such exercise would cause the selling stockholder to beneficially own more than 4.99% of the Company’s common stock.  This limitation may be waived by Laurus Master Fund upon provision no less than sixty-one (61) days prior notice to the Company and shall automatically become null and void following notice to the Company upon occurrence and during the continuance of an event of default (as defined in the Secured Convertible Term Note Agreement among Laurus Master Fund and the Company).  Laurus Capital Management, LLC controls Laurus Master Fund.  Eugene Grin and David Grin are the sole members of Laurus Capital Management, LLC and share voting and investment control over Laurus Capital Management, LLC’s holdings, including the shares of Auxilio held by Laurus Master Fund.  Each of Laurus Capital Management, LLC, Eugene Grin and David Grin disclaims beneficial ownership of the shares owned by Laurus Master Fund except to the extent of its or his pecuniary interest therein.

DOCSOC/1402266v1/010036-0002

4)
Includes 52,492 shares of our common stock issuable upon exercise of warrants. The warrants were issued by the Company in two private placements.  In 2002, the Company issued warrants to purchase 31,139 shares of common stock at an exercise price of $3.00 per share. Alpine Securities, LLC was issued 12,630 of these warrants. In 2005, the Company issued warrants to purchase 125,980 shares of common stock at an exercise price of $2.50 per share. Alpine Securities, LLC was issued 39,862 of these warrants.  Jonathan Peterson, Jeffrey Peterson and Clark Johnston share voting and investment control of Alpine Securities’ holdings and each disclaims beneficial ownership of the Auxilio warrants owned by Alpine Securities except to the extent of his pecuniary interest therein.  Alpine Securities is a FINRA registered broker dealer and is deemed an underwriter in this offering.

5)	Mr. Anthony was hired as Auxilio’s Chief Financial Officer effective January 3, 2005.

6)
On December 10, 2004, the Company issued Mr. Anthony warrants to purchase 330,000 shares of the Company's common stock at an exercise price of $1.95 per share, which was equal to the fair market value of the Company's common stock on the date of issuance.  The warrants were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act and Rule 506 promulgated thereunder.

7)
Includes 45,339 shares of our common stock issuable upon exercise of warrants.  On December 30, 2002, the Company issued warrants to purchase 31,139 shares of our common stock at an exercise price of $3.00 per share. Avintaquin Capital was issued 16,606 of these warrants.  On September 30, 2003, the Company issued warrants to purchase 366,060 shares of our common stock as part of a private placement at an exercise price of $0.75 per share.  Avintaquin Capital was issued 28,733 of these warrants.  Eric Richardson, Mike Vanderhoof and Don Danks share voting and investment control of Avintaquin Capital’s holdings and each disclaims beneficial ownership of the shares owned by Avintaquin Capital except to the extent of his pecuniary interest therein.

8)
Consists of 8,333 shares of our common stock issuable upon exercise of warrants.  On May 1, 2000, the Company issued Mr. Belcher warrants to purchase 8,333 shares of our common stock at an exercise price of $12.00 per share.

9)
Consists of 3,600 shares of our common stock issuable upon exercise of warrants.  From February 28, 2005 through April 30, 2005, the Company issued warrants to purchase 125,980 shares of common stock as part of a private placement at an exercise price of $2.50 per share. Endeavor Capital (formerly Blue Bay Capital) was issued 3,600 of these warrants.  Endeavor is a FINRA registered broker dealer and is deemed an underwriter in this offering.  The majority owner of Endeavor is Endeavor Capital Holdings Group, LLC which itself is majority owned and controlled by Jon Joseph Demichiel.  Mr. Demichiel disclaims beneficial ownership of the shares owned by Endeavor capital except to the extent of his pecuniary interest therein.

10)
In November 2005, the Company entered into a Loan and Security Agreement (the "Loan") with Cambria Investment Fund, L.P.  Michael D. Vanderhoof, a director of the Company, is a principal in Cambria Investment Fund.  Under the agreement, the Company could borrow up to $500,000. Cambria Investment Fund L.P. also received warrants to purchase up to 250,000 shares of the Company's common stock at the market price upon execution, which was $1.80, with 75,000 shares vesting upon the execution of the warrant agreement and 17,500 shares vesting for every multiple of $50,000 borrowed under the Revolving Loan Agreement with the Company.  In March 2006, the Company borrowed $250,000 from Cambria Investment Fund L.P. under the Revolving Loan Agreement. This borrowing earned Cambria the right to receive warrants to purchase 87,500 shares of the Company's common stock at $1.80.  The general partner of Cambria Investment Fund is Cambria Investment Advisors, LLC which is controlled by Eric Richardson, Eric Vanderhoof and Michael Vanderhoof.  Eric Richardson, Eric Vanderhoof and Michael Vanderhoof share voting and investment control with respect to the warrants to purchase Auxilio stock and each disclaims beneficial ownership of the warrants owned by Cambria except to the extent of his pecuniary interest therein.

DOCSOC/1402266v1/010036-0002

11)
In April 2006, the Company borrowed $3,000,000 under a fixed price convertible note agreement with Laurus Master Fund (LMF).  In connection with the note agreement the Company issued warrants to purchase 132,514 shares of common stock at an exercise price of $1.96 per share as finder’s fee compensation to two brokers in connection with this borrowing. Jonathan Destler was issued 22,085 of these warrants.

12)	Mr. Flynn served as Auxilio’s Chief Executive Officer from January 1, 2003 through November 9, 2006, and has served as a director since that date.

13)
Includes 118,055 shares issuable upon exercise of stock options exercisable within 60 days and 250,000 shares issuable upon exercise of warrants.  During 2004 the Company issued warrants to purchase 715,000 shares of the Company's common stock to three officers at an exercise price of $0.30 per share.  Mr. Flynn was issued 250,000 of these warrants.

14)
Consists of warrants to purchase 47,243 shares of common stock issued to Mr. Garnett in connection with the issuance by the Company of 125,980 warrants at an exercise price of $2.50 per share on May 19, 2005.

15)	Mr. Gerrity served as a director of the Company from May 2001 until May 2006.

16)
Consists of warrants to purchase 500 shares of common stock issued to Mr. Gerrity in connection with the issuance by the Company of warrants to purchase a total of 31,139 shares of common stock at an exercise price of $3.00 per share on December 30, 2002.

17)	Mr. Kurtulus was previously engaged by the Company as a consultant in August 2005.

18)
Includes warrants to purchase 4,650 shares of common stock issued to Mr. Kurtulus in connection with the issuance by the Company of warrants to purchase a total of 125,980 shares of the Company’s common stock at an exercise price of $2.50 per share on June 7, 2005.

19)
Consists of warrants to purchase 18,600 shares of common stock issued to Meyers & Associates, a New York limited partnership in connection with the issuance by the Company of warrants to purchase a total of 125,980 shares of common stock at an exercise price of $2.50 per share on June 7, 2005.  Bruce Meyers is the President of Meyers Jansen Securities Corp. which is the general partner of Meyers Associates, and Mr. Meyers has voting and investment control with respect to the shares held by Meyers & Associates.  Mr. Meyers disclaims beneficial ownership of the warrants owned by Meyers and Associates, except to the extent of his pecuniary interest therein.  Meyers Associates is a FINRA registered broker dealer and is deemed an underwriter in this offering.

20)
In April 2006, the Company borrowed $3,000,000 under a fixed price convertible note agreement with Laurus Master Fund (LMF). In connection with the note agreement, the Company issued warrants to purchase 132,514 shares of common stock at an exercise price of $1.96 per share as finder’s fee compensation to two brokers in connection with this borrowing. Rodman & Renshaw, LLC was issued 110,429 of these warrants.  Rodman & Renshaw LLC (R&R) is a wholly owned subsidiary of Rodman & Renshaw Capital Group, Inc. Edward Rubin, R&R's Chief Executive Officer and David Horin, R&R’s Chief Financial Officer share voting and investment control of R&R’s holdings and each disclaims beneficial ownership of the warrants owned by R&R except to the extent of his pecuniary interest therein.  R&R is a FINRA registered broker dealer and is deemed an underwriter in this offering.

DOCSOC/1402266v1/010036-0002

21)
In November 2001, the Company issued SBI warrants to purchase 85,417 shares of common stock at an exercise price of $1.20 per share. In December 2002, the Company issued warrants to purchase 31,139 shares of common stock at an exercise price of $3.00 per share. SBI was issued 1,403 of these warrants. From February 28, 2005 through April 30, 2005, the Company issued warrants to purchase 125,980 shares of common stock at an exercise price of $2.50 per share.  SBI was issued 15,625 of these warrants. Mr. Danks is the managing director of SBI and has voting and investment control with respect to the warrants held by SBI.  Mr. Danks disclaims beneficial ownership of the warrants owned by SBI, except to the extent of his pecuniary interest therein.

22)
Consists of warrants to purchase 5,000 shares of common stock issued to Mr. Stern as a finder’s fee for introducing the Company to WorkStream, an entity which the Company sold assets.  The exercise price of these warrants is $1.20 per share.

23)
Mr. Vanderhoof has served as a member of the Company’s Board of Directors since May 2001.  Mr. Vanderhoof is a principal in Cambria Investment Fund LP and Avintaquin Capital, LLC. Mr. Vanderhoof disclaims beneficial ownership of the shares owned by Avintaquin Capital, LLC and Cambria Investment Fund, except to the extent of his pecuniary interest therein.

24)
Includes 5,750 shares subject to stock options exercisable within 60 days, and 50,000 subject to stock warrant agreements.  Includes 425,156 beneficial shares owned by Avintaquin Capital, LLC.  Avintaquin Capital, LLC shares include 28,733 shares subject to stock warrant agreements. Includes 155,000 beneficial shares owned by Cambria Investment Fund, L.P. Cambria Investment Fund L.P. shares include 75,000 shares subject to stock warrant agreements.  Mr. Vanderhoof acquired these securities in the ordinary course of business and, at the time he acquired these securities, had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.

25)
Consists of warrants to purchase 50,000 shares of common stock issued to Mr. Vanderhoof in connection with the Company’s December 28, 2004 Revolving Loan and Security Agreement with Mr. Vanderhoof under which the Company was permitted to borrow up to $500,000.  The exercise price of these warrants is $2.00 per share.

26)	Mr. Weidemann was appointed the Company’s President and Chief Executive Officer on November 9, 2006. In May 2006 Mr. Weidemann was appointed to the Company’s Board of Directors.

27)
Includes 125,000 shares subject to stock options exercisable within 60 days, and 250,000 shares subject to stock warrant agreements.  During 2004 the Company issued warrants to purchase 715,000 shares of the Company's common stock to three officers at an exercise price of $0.30 per share. Mr. Weidemann was issued 250,000 of these warrants.

28)
Consists of warrants to purchase 15,333 shares of common stock issued to World in Motion in connection with the issuance by the Company of warrants to purchase a total of 366,060 shares of common stock at an exercise price of $0.75 per share in September 2003.  The warrants issued to World in Motion were distributed to Mr. Danks without additional consideration in 2005 in connection with the dissolution of World in Motion.  Mr. Danks acquired these securities in the ordinary course of business and, at the time he acquired these securities, had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.

DOCSOC/1402266v1/010036-0002

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors−in−interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board, or any other market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	directly by any selling stockholder to one or more purchasers;

•	ordinary brokerage transactions and transactions in which the broker−dealer solicits purchasers;

•	block trades in which the broker−dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker−dealer as principal and resale by the broker−dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker−dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker−dealers engaged by the selling stockholders may arrange for other broker−dealers to participate in sales. Broker−dealers may receive commissions or discounts from the selling stockholders (or, if any broker−dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledge or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker−dealers or agents that are involved in selling the shares are deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. As such, any commissions received by such broker−dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DOCSOC/1402266v1/010036-0002

LEGAL MATTERS
The validity of the issuance of the common stock offered hereby has been passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

Haskell & White LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of and for the years ended December 31, 2009 and 2008, as set forth in their report, which is included in this prospectus and elsewhere in the registration statement. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REPORTS TO SECURITY HOLDERS

We file annual and quarterly reports with the SEC. In addition, we file additional reports for matters such as material developments or changes within us, changes in beneficial ownership of officers and director, or significant stockholders. These filings are a matter of public record and any person may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549 and the regional offices of the Commission listed at http://www.sec.gov/contact/addresses.htm, including the New York regional office at 3 World Financial Center, Suite 400 New York, NY 10281-1022. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. We are not required to deliver an annual report with this Prospectus, nor will we do so. However, you may obtain a copy of our annual report, or any of our other public filings, by contacting the Company or from the SEC as mentioned above.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and must file reports, proxy statements and other information with the SEC. The reports, information statements and other information we file with the SEC can be inspected and copied at the Commission at the Public Reference Room, 100 F Street, NE, Washington, D.C. 20549 and the regional offices of the Commission listed at http://www.sec.gov/contact/addresses.htm, including the New York regional office at 3 World Financial Center, Suite 400 New York, NY 10281-1022. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a Web site (http://www.sec.gov) that contains reports, proxy, and information statements and other information regarding registrants, like us, which file electronically with the Commission.

This Prospectus constitutes a part of a Post Effective Amendment on Form S-1/A to update a registration statement on Form S-1 filed by us with the SEC under the Securities Act. As permitted by the rules and regulations of the SEC, this Prospectus omits certain information that is contained in the registration statement. We refer you to the registration statement and related exhibits for further information with respect to us and the securities offered. Statements contained in the Prospectus concerning the content of any documents filed as an exhibit to the registration statement (or otherwise filed with the SEC) are not necessarily complete. In each instance you may refer to the copy of the filed document. Each statement is qualified in its entirety by such reference.

No person is authorized to give you any information or make any representation other than those contained or incorporated by reference in this Prospectus. Any such information or representation must not be relied upon as having been authorized. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of the Prospectus.

DOCSOC/1402266v1/010036-0002

AUXILIO, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements:

    Consolidated Balance Sheets

    Consolidated Statements of Operations

    Consolidated Statements of Stockholders’ Equity

    Consolidated Statements of Cash Flows

    Notes to Consolidated Financial Statements
Page F-1 F-2 F-3 F-4 F-5, F-6 F-7 to F-21

DOCSOC/1402266v1/010036-0002

F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Auxilio, Inc.

We have audited the accompanying consolidated balance sheets of Auxilio, Inc. (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years ended December 31, 2009 and 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Auxilio, Inc. as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ HASKELL & WHITE LLP

Irvine, California
March 31, 2010

DOCSOC/1402266v1/010036-0002

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2009	2008

ASSETS
Current assets:
Cash and cash equivalents	$ 1,781,586	$ 1,198,126
Accounts receivable, net	1,397,598	4,201,689
Prepaid and other current assets	93,246	33,642
Supplies	537,170	745,207
Loan acquisition costs, net	-	44,431
Total current assets	3,809,600	6,223,095

Property and equipment, net	277,704	129,614
Deposits	43,792	28,790
Goodwill	1,517,017	1,517,017
	$ 5,648,113	$ 7,898,516

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued expenses	$ 1,246,880	$ 3,236,008
Accrued compensation and benefits	554,702	662,663
Deferred revenue	349,271	489,563
Current portion of note payable, net of discount of $23,413 at December 31, 2008	-	1,308,587
Current portion of capital lease obligations	3,835	3,913
Total current liabilities	2,154,688	5,700,734

Capital lease obligations less current portion	17,537	-

Commitments and contingencies	-	-

Stockholders' equity:
Common stock, par value at $0.001, 33,333,333 shares authorized, 19,040,401 shares issued and outstanding at December 31, 2009 and 17,623,734 shares issued and outstanding at December 31, 2008	19,042	17,625
Additional paid-in capital	19,803,021	18,490,632
Accumulated deficit	(16,346,175)	(16,310,475)
Total stockholders' equity	3,475,888	2,197,782
Total liabilities and stockholders’ equity	$ 5,648,113	$ 7,898,516

The accompanying notes are an integral part of these consolidated financial statements.

DOCSOC/1402266v1/010036-0002

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2009	2008
Net revenues	$15,982,456	$21,016,012
Cost of revenues	11,934,706	15,907,494
Gross profit	4,047,750	5,108,518
Operating expenses:
Sales and marketing	1,323,399	1,476,223
General and administrative expenses	2,663,827	2,868,460
Intangible asset amortization	-	190,973
Total operating expenses	3,987,226	4,535,656
Income from operations	60,524	572,862
Other income (expense):
Interest expense	(96,747)	(625,602)
Interest income	1,637	6,244
Gain on sale of property and equipment	1,860	-
Total other income (expense)	(93,250)	(619,358)

Loss before provision for income taxes	(32,726)	(46,496)
Income tax expense	2,974	55,891
Net loss	$(35,700)	$(102,387)

Net loss per share:
Basic	$(0.00)	$(0.01)
Diluted	$(0.00)	$(0.01)

Number of weighted average shares outstanding –
Basic	18,572,127	16,834,408
Diluted	18,572,127	16,834,408

The accompanying notes are an integral part of these consolidated financial statements.

DOCSOC/1402266v1/010036-0002

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008
			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2008	16,235,309	16,237	17,364,202	(16,208,088)	1,172,351
Stock compensation expense for options and warrants granted to employees and consultants	-	-	396,643	-	396,643
Conversion of loan payable and accrued interest to common stock	842,175	842	386,558	-	387,400
Conversion of note payable to common stock	75,000	75	125,925	-	126,000
Warrants exercised	471,250	471	217,304	-	217,775
Net loss	-	-	-	(102,387)	(102,387)
Balance at December 31, 2008	17,623,734	17,625	18,490,632	(16,310,475)	2,197,782
Stock compensation expense for options and warrants granted to employees and consultants	-	-	471,998	-	471,998
Fair value of warrants issued for marketing services	-	-	76,807	-	76,807
Common stock issued in private placement, net of offering costs of $85,000	1,416,667	1,417	763,584	-	765,001
Net loss	-	-	-	(35,700)	(35,700)
Balance at December 31, 2009	19,040,401	$19,042	$19,803,021	$(16,346,175)	$3,475,888

The accompanying notes are an integral part of these consolidated financial statements.

DOCSOC/1402266v1/010036-0002

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2009	2008
Cash flows provided by operating activities:
Net loss	$(35,700)	$(102,387)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Depreciation and amortization	169,822	119,267
Amortization of intangible assets	-	190,973
Bad debt recoveries	-	(28,510)
Interest expense related to amortization of warrants issued with loans	23,412	86,893
Interest expense related to amortization of loan acquisition costs	44,431	164,901
Stock compensation expense for options and warrants granted to employees and consultants	471,998	396,643
Fair value of warrants issued for marketing services	76,807	-
Interest expense related to accretion of loan	-	197,083
Changes in operating assets and liabilities:
Accounts receivable	2,804,091	(1,767,651)
Prepaid and other current assets	(59,604)	13,338
Supplies	208,037	(15,603)
Deposits	(15,002)	-
Accounts payable and accrued expenses	(1,989,128)	1,684,648
Accrued compensation and benefits	(107,961)	176,553
Deferred revenue	(140,292)	106,668
Net cash provided by operating activities	1,450,911	1,222,816
Cash flows (used for) investing activities:
Purchases of property and equipment	(292,816)	(39,945)
Net cash (used for) investing activities	(292,816)	(39,945)
Cash flows (used for) financing activities:
Net proceeds from issuance of common stock	765,001	-
Repayments on loan payable	-	(372,500)
Repayments on convertible note payable	(1,332,000)	(474,000)
Payments on capital leases	(7,636)	(22,448)
Proceeds from exercise of warrants	-	217,775
Net cash (used for) financing activities	(574,635)	(651,173)
Net increase in cash and cash equivalents	583,460	531,698
Cash and cash equivalents, beginning of year	1,198,126	666,428
Cash and cash equivalents, end of year	$1,781,586	$1,198,126

The accompanying notes are an integral part of these consolidated financial statements.

DOCSOC/1402266v1/010036-0002

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31,
	2009	2008
Supplemental disclosure of cash flow information:

Interest paid	$28,571	$163,446

Income tax paid	$85,050	$18,487

Non-cash investing and financing activities:

Loan payable, note payable and accrued interest converted to common stock	$-	$513,400

Disposition of fully depreciated property and equipment	$131,295	$-

The accompanying notes are an integral part of these consolidated financial statements.

DOCSOC/1402266v1/010036-0002

AUXILIO, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(1)           Summary of Significant Accounting Policies

Business Activity

The origins of the Company date back to January of 2002, when the Company’s predecessor, e-Perception Technologies, Inc. (e-Perception), a Human Resources software concern, completed a tender offer with Corporate Development Centers, Inc. (CDC).  CDC’s common stock traded on the OTC Bulletin Board.  In connection with the tender offer, the stockholders of e-Perception received one (1) share of CDC for each four (4) shares of e-Perception common stock they owned prior to the tender offer.  As a result, e-Perception became a wholly owned subsidiary of CDC.  CDC subsequently changed its name to e-Perception, Inc.  Approximately eighteen months later e-Perception changed its name to PeopleView, Inc. (PeopleView), which subsequently changed its name to Auxilio, Inc. (Auxilio).  The stock now trades under the symbol AUXO.OB.

In March 2004, PeopleView entered into an asset purchase and sale agreement with Workstream, Inc. (NASDQ:WSTM) (Workstream) whereby the Company sold to Workstream essentially all of its assets, including its software products and related intellectual property, its accounts receivable, certain computer equipment, customer lists, and the PeopleView name, among other things.  Pursuant to an addendum to the original agreement, the final consideration the Company received was cash equal to $250,000, 246,900 shares of Workstream common stock, and a warrant to purchase an additional 50,000 shares at an exercise price of $3.00 per share.  The business operations of PeopleView were discontinued as of March 2004.

On April, 1, 2004, PPVW Acquisition Company (PPVW), a wholly owned subsidiary of PeopleView, completed the acquisition of Alan Mayo and Associates, Inc. dba The Mayo Group (and referred to herein as TMG).  TMG offered outsourced Image Management services to healthcare facilities throughout California, and this acquisition forms the basis for Auxilio’s current operations.  Subsequent to the acquisition of TMG, PeopleView changed its name to Auxilio, Inc. and changed PPVW’s name to Auxilio Solutions, Inc.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern.  The Company has reported a net loss of $35,700 for the year ended December 31, 2009 and has an accumulated deficit of $16,346,175 as of December 31, 2009. The Company reported a net loss of $102,387 for the year ended December 31, 2008.  The Company has working capital of $1,654,912 as of December 31, 2009.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  All intercompany balances and transactions have been eliminated.

The accompanying financial statements do not include a statement of comprehensive income because there were no items that would require adjustment of net income to comprehensive income during the reporting periods.

Liquidity

During the year ended December 31, 2009, cash provided by operating activities was $1,450,911 as compared to cash provided by operating activities of $1,222,816 for the same period in 2008.  The Company has maintained a stable base of customers over this period and continues to benefit from cost savings initiatives in light of the current economic environment.

Historically the Company has incurred significant operating losses and cash outflows from operations.  Significant steps were taken in 2006 to reach profitability in 2007 including the reduction in sales and operations staff in an effort to lower operating costs and the addition of four new customers including its largest customer contract to date. The Company closed large equipment sales with existing clients in 2007 and 2008 and anticipates additional equipment sales in 2010.  There is also the expectation of signing additional recurring revenue customer contracts throughout 2010. It is anticipated by Management that these measures will allow the Company to continue to maintain positive cash flow for 2010.

DOCSOC/1402266v1/010036-0002

The deterioration in the global credit markets, the financial services industry and the U.S. economy as a whole have resulted in a period of substantial turmoil and uncertainty characterized by unprecedented intervention by the United States federal government and the failure, bankruptcy, or sale of various financial and other institutions. The impact of these events on our business and the severity of the current economic crisis is uncertain. It is possible that the current crisis in the global credit markets, the financial services industry and the U.S. economy may adversely affect our business, vendors and prospects as well as our liquidity and financial condition.  As a result no assurances can be given as to the Company’s ability to increase its customer base and generate positive cash flows.  Although the Company has been able to raise additional working capital through convertible note agreements and private placement offerings of its common stock, the Company may not be able to continue this practice in the future nor may the Company be able to obtain additional working capital through other debt or equity financings. In the event that sufficient capital cannot be obtained, the Company may be forced to significantly reduce operating expenses to a point that would be detrimental to the Company’s business operations and business development activities. These courses of action may be detrimental to the Company’s business prospects and result in material charges to its operations and financial position.  In the event that any future financing should take the form of the sale of equity securities, the current equity holders may experience dilution of their investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized pursuant to ASC Topic 605,  “Revenue Recognition” (“ASC 605”).    Revenues from equipment sales transactions are earned when there is persuasive evidence of an arrangement, delivery has occurred, the sales price has been determined and collectability has been reasonably assured.  For equipment that is to be placed at the customer’s location at a future date, revenue is deferred until that equipment is placed.  Monthly service and supply revenue is earned monthly during the term of the contract, as services and supplies are provided monthly.  Overages, as defined in the contract, are billed to customers monthly and are earned when the number of images in any period exceeds the number allowed for in the contract.

When the Company enters into arrangements that include multiple deliverables, they typically consist of the sale of equipment, reserve for replacement of future equipment and a support services contract. Pursuant to ASC Subtopic 605-25-25: “Revenue Recognition – Multiple-Element Arrangements - Recognitions” (“ASC 605-25-25”), the Company accounts for each element within an arrangement with multiple deliverables as separate units of accounting. Revenue is allocated to each unit of accounting using the residual method, which allocates revenue to each unit of accounting based on the fair value of the undelivered items, after the Company has established vendor - specific objective evidence of fair value.

Deferred Revenue

Deferred revenue is an estimate of revenue expected to be earned in the future under the equipment contracts for additional equipment (printers and faxes) to be placed at the customer’s location that has been included in the original contract amount.  This additional equipment is identified by the Company at the start of a contract. Deferred revenue also includes proceeds received in excess of the residual value assigned to equipment from multiple deliverable sales, which is amortized over the expected term of the related service contract in accordance with ASC 605-25-25.

DOCSOC/1402266v1/010036-0002

Cash and Cash Equivalents

For purposes of the statement of cash flows and balance sheet classification, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts.  The Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable.  It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.  Management believes that no accounts receivable are uncollectible at December 31, 2009.

Supplies

Supplies consist of parts and supplies for the automated office equipment, including copiers, facsimile machines and printers.  Supplies are valued at the lower of cost or market value on a first-in, first-out basis.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation.  Depreciation of the property and equipment is provided using the straight-line method over the assets’ estimated economic lives, which range from 2 to 7 years.  Expenditures for maintenance and repairs are charged to expense as incurred.

Intangible Assets
Under ASC Topic 350, “Intangibles, Goodwill and Other” (“ASC 350”), goodwill and intangible assets with indefinite lives are reviewed for impairment at least annually (December 31), or more frequently when indicators of impairment are present.  Intangible assets with definite lives are reviewed for impairment when indicators of impairment exist.  For goodwill, management compares the carrying value of the reporting unit to its related estimated fair value and recognizes an impairment charge in the amount by which the carrying value exceeds the estimated fair value.  For indefinite life intangible assets, management compares the estimated fair value of the intangible asset to its carrying value and an impairment charge is recognized in the amount by which the carrying value exceeds estimated fair value.  For definite life intangible assets, if the carrying value cannot be recovered from expected undiscounted future cash flows, then an impairment charge is recognized in the amount by which the carrying value exceeds the estimated fair value of the intangible asset.  The Company recognized no impairment charges during the years ended December 31, 2009 or December 31, 2008.

Long-Lived Assets

In accordance with FASB ASC Topic 350, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment.  If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable.  In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value.  Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value of asset less the cost to sell. As of December 31, 2009, management determined there was no impairment of these assets.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting requirements and those imposed under federal and state tax laws.  Deferred taxes are provided for timing differences in the recognition of revenue and expenses for income tax and financial reporting purposes and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Deferred income tax expense represents the change during the period in the deferred tax assets and liabilities.  The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.  Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

DOCSOC/1402266v1/010036-0002

Fair Value of Financial Instruments

The Company adopted ASC Topic 820, “Fair Value Measurements,” (“ASC 820”) effective January 1, 2008, as required for financial assets and liabilities, on a prospective basis. ASC 820 defines fair value, provides a framework for measuring fair value and expands the disclosures required for fair value measurements. The standard applies to other accounting pronouncements, but does not require any new fair value measurements. ASC 820 did not have a material impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued ASC Subtopic 825-10-25 “Financial Instruments – Overall – Recognition”  (“ASC 825-10-25”). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company adopted ASC 825-10-25 effective January 1, 2008. The Company currently has no eligible items to elect this option. The Company intends to evaluate any future potential eligible items on an instrument by instrument basis.

The carrying amounts of Cash and Cash Equivalents, Accounts Receivable and Accounts Payable approximate fair value due to the short-term nature of these financial instruments.

Stock-Based Compensation

Beginning January 1, 2006, the Company adopted ASC Topic 718, “Share-Based Payments” (“ASC 718”) and Securities and Exchange Commission Staff Accounting Bulletin No. 107 using the modified prospective transition method to account for its employee stock options. Under the modified prospective transition method, fair value of new and previously granted but unvested equity awards are recognized as compensation expense in the income statement, and prior period results are not restated.

For the years ended December 31, 2009 and 2008, stock-based compensation expense recognized in the statement of operations is as follows:

	Year Ended December 31,
	2009	2008
Cost of revenues	$98,610	$121,059
Sales and marketing	68,436	80,444
General and administrative expenses	304,952	195,140
Total stock based compensation expense	$471,998	$396,643

The Company recognizes stock-based compensation as an expense in accordance with ASC 718  and values the equity securities based on the fair value of the security on the date of grant.  Stock option awards are valued using the Black-Scholes option-pricing model.

The weighted average estimated fair value of stock options granted during 2009 and 2008 was $0.65 and $1.68 per share, respectively.  These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option.  The assumptions used in the Black-Scholes model were as follows for stock options granted in 2009 and 2008:

DOCSOC/1402266v1/010036-0002

	2009	2008

Risk-free interest rate	0.10% to 0.22%	0.23% to 2.18%
Expected volatility of common stock	77.92% to 101.65%	75.48% to 78.66%
Dividend yield	0%	0%
Expected life of options	3 years	3 years

The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.  The Company’s options do not have the characteristics of traded options; therefore, management believes the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

Basic and Diluted Loss Per Share

In accordance with ASC Topic 260, “Earnings Per Share,” basic net loss per share is calculated using the weighted average number of shares of the Company’s common stock issued and outstanding during a certain period, and is calculated by dividing net loss by the weighted average number of shares of the Company’s common stock issued and outstanding during such period. Diluted net loss per share is calculated using the weighted average number of common and potentially dilutive common shares outstanding during the period, using the as-if converted method for secured convertible notes, and the treasury stock method for options and warrants.

As of December 31, 2009, potentially dilutive securities consist of options and warrants to purchase 9,208,066 shares of common stock at prices ranging from $0.30 to $12.00 per share. Of these potentially dilutive securities, none of the shares to purchase common stock from the options and warrants or convertible debt have been included in the computation of diluted earnings per share as their effect would be anti-dilutive.

As of December 31, 2008, potentially dilutive securities consist of options and warrants to purchase 6,555,390 shares of common stock at prices ranging from $0.30 to $12.00 per share, and convertible notes that could convert into 701,137 shares of common stock. Of these potentially dilutive securities, none of the shares to purchase common stock from the options and warrants or convertible debt have been included in the computation of diluted earnings per share as their effect would be anti-dilutive.

DOCSOC/1402266v1/010036-0002

The following table sets forth the computation of basic and diluted net loss per share:

	Year Ended December 31
	2009	2008
Numerator:
Net loss	$(35,700)	$(102,387)
Effects of dilutive securities:
Convertible notes payable	-	-
(Loss) after effects of conversion of notes payable	$(35,700)	$(320,056)

Denominator:
Denominator for basic calculation weighted averages	18,572,127	16,834,408

Dilutive common stock equivalents:
Secured convertible notes	-	-
Options and warrants	-	-

Denominator for diluted calculation weighted average	18,572,127	21,885,453

Net loss per share:
Basic net loss per share	$(.00)	$(.01)

Diluted net loss per share	$(.00)	$(.01)

Segment Reporting

Based on the Company’s integration and management strategies, the Company operated in a single business segment.  For the years ended December 31, 2009 and 2008, all revenues have been derived from domestic operations.

New Accounting Pronouncements

In the third quarter of 2009, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (each an “ASC” and collectively, the “Codification”), which establishes the Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The historical GAAP hierarchy was eliminated and the Codification became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission (“SEC”). The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standard Updates (“ASUs”). ASUs will serve to update the Codification, provide background information about the guidance and provide the bases for conclusions on change(s) in the Codification. The Codification is effective for all financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have an impact on the Company’s consolidated financial statements. However, references to specific accounting standards in the notes to the Company’s consolidated financial statements have been changed to refer to the appropriate section of the Codification.

In December 2007, the FASB issued ASC Topic 805, Business Combinations (“ASC 805”). ASC 805 requires an entity to measure a business acquired at fair value and to recognize goodwill attributable to any noncontrolling interests (previously referred to as minority interests) rather than just the portion attributable to the acquirer. ASC 805 also results in fewer exceptions to the principle of measuring assets acquired and liabilities assumed in a business combination at fair value. In addition, ASC 805 requires payments to third parties for consulting, legal, audit, and similar services associated with an acquisition to be recognized as expenses when incurred rather than capitalized as part of the business combination. Also in December 2007, the FASB issued ASC Topic 810, Consolidation (“ASC 810”). ASC 810 requires that accounting and reporting for minority interests be recharacterized as noncontrolling interests and classified as a component of equity. The Company simultaneously adopted ASC 805 and ASC 810 as of January 1, 2009, as required. These standards had no impact on the previous acquisitions recorded by the Company in the Company’s consolidated financial statements.

DOCSOC/1402266v1/010036-0002

In September 2006, the FASB issued ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), which clarifies the definition of fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurement. ASC 820 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. ASC 820 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 12, 2008, the FASB delayed the effective date of ASC 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This partially deferred the effective date of ASC 820 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this standard. The Company adopted ASC 820 as of January 1, 2008 for financial assets and liabilities, and January 1, 2009 for nonfinancial assets and nonfinancial liabilities. The adoption of ASC 820 for financial assets and liabilities and for nonfinancial assets and nonfinancial liabilities did not have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued FASB ASU No. 09-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)” (“FASB ASU 09-13”). FASB ASU 09-13 updates the existing multiple-element arrangement guidance currently in FASB ASC 605-25 (“Revenue Recognition-Multiple-Element-Arrangements”). This new guidance eliminates the requirement that all undelivered elements have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to the items that have already been delivered. Further, companies will be required to allocate revenue in arrangements involving multiple deliverables based on estimated selling price of each deliverable, even though such deliverables are not sold separately by either the company itself or other vendors. This new guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The revised guidance will be effective for the fiscal year ending December 31, 2011, with early adoption permitted. The Company expects to adopt the standard in the first quarter of 2010. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements.

(2)           Accounts Receivable

A summary of accounts receivable follows:

	As of December 31
	2009	2008
Trade	$1,397,598	$4,201,689
Allowance for doubtful accounts	-	-
	$1,397,598	$4,201,689
(3)           Property and Equipment

A summary property and equipment follows:

	As of December 31
	2009	2008
Furniture and fixtures	$48,856	$53,972
Computers and office equipment	398,484	431,409
Fleet equipment	378,259	178,278
Leasehold improvements	25,202	25,202
	850,801	688,861
Less accumulated depreciation and amortization	(573,097)	(559,247)
	$277,704	$129,614

DOCSOC/1402266v1/010036-0002

Depreciation and amortization expense for property, equipment, and improvements amounted to $169,822 and $119,267 for the years ended December 31, 2009 and 2008, respectively.

 (4)          Note Payable

In April 2006, the Company entered into a $3,000,000 Fixed Price Convertible Note (the “Note”) agreement with Laurus Master Fund (LMF). The term of the Note is for three years at an interest rate of prime (as reported by the Wall Street Journal) plus 2.0%. The Note was secured by all of the Company's cash, cash equivalents, accounts, accounts receivable, deposit accounts, inventory, equipment, goods, fixtures, documents, instruments, contract rights, general intangibles, chattel paper, supporting obligations, investment property, letter of credit rights and all intellectual property now existing or hereafter arising, and all proceeds thereof. The Note contained a provision whereby the fixed conversion price to convert the Note to equity was set at a premium to the average closing price of the Company’s common stock for the 10 days prior to the closing of the transaction based on a tiered schedule. The first third of the investment amount had a fixed conversion price of $1.68, the next third had a fixed conversion price of $1.78, and the last third had a fixed conversion price of $1.92. The Company reduced the principal Note by 1/60th per month starting 90 days after the closing, payable in cash or registered stock.

The Company provided a first lien on all assets of the Company. The Company had the option of redeeming any outstanding principal of the Note by paying to LMF 120% of such amount, together with accrued but unpaid interest under this Note. LMF earned fees in the amount of 3.5% of the total investment amount at the time of closing. LMF also received a warrant to purchase 478,527 shares of the Company’s common stock (the “Warrant”). The exercise price of the warrant is $1.96, representing a 120% premium to the average closing price of the Company’s common stock for the 10 days prior to the closing of the transaction. The warrant has a term of seven years. In addition, the Company paid loan origination fees to LMF of $105,000.  The Company filed a Registration Statement on Form SB-2 with the SEC for the purpose of registering for re-sale of all shares of common stock underlying the Note and the Warrant. On August 15, 2006, such registration statement was declared effective by the SEC.

The Company determined that the conversion feature embedded in the notes payable satisfied the definition of a conventional convertible instrument, as the conversion option’s value may only be realized by the holder by exercising the option and receiving a fixed number of shares. As such, the embedded conversion option in the notes payable qualifies for equity classification, and is not bifurcated from the host contract. The Company also determined that the warrants issued to LMF qualify for equity classification. The Company allocated the net proceeds received in this transaction to each of the convertible debentures and common stock purchase warrants based on their relative estimated fair values. As a result, the Company allocated $2,739,320 to the convertible debentures and $260,680 to the common stock purchase warrants, which was recorded in additional paid-in-capital. Management determined that the convertible debentures did not contain a beneficial conversion feature based on the effective conversion price after allocating proceeds of the convertible debentures to the common stock purchase warrants. The amounts recorded for the common stock purchase warrants were amortized as interest expense over the term of the convertible debentures.

Interest charges associated with the convertible debentures, including amortization of the discount and loan acquisition costs totaled $94,545 for the year ended December 31, 2009. During the year ended December 31, 2009, the Company repaid the remaining principal balance of $1,332,000.

DOCSOC/1402266v1/010036-0002

 (5)           Warrants

 Below is a summary of warrant activity during the years ended December 31, 2008 and 2009:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2008	3,047,687	$1.15
Granted in 2008	-	$-
Exercised in 2008	(471,250)	$.46
Cancelled in 2008	(406,233)	$.72
Outstanding at December 31, 2008	2,170,204	$1.37
Granted in 2009	2,141,667	$1.50
Exercised in 2009	-	$-
Cancelled in 2009	(330,000)	$1.95
Outstanding at December 31, 2009	3,981,871	$1.39	2.74	$241,292

Warrants exercisable at December 31, 2008	2,170,204	$1.37	2.50	$159,088

Warrants exercisable at December 31, 2009	2,131,871	$1.30	2.74	$241,292

The following tables summarize information about warrants outstanding and exercisable at December 31, 2009:

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining in Contractual Life in Years	Outstanding Warrants Weighted Average Exercise Price	Number of Warrants Exercisable	Exercisable Warrants Weighted Average Exercise Price
$0.30 to $0.75	1,020,417	2.93	$0.52	1,020,417	$0.52
$.91 to $1.84	2,162,500	2.59	$1.52	312,500	$1.66
$1.85 to $2.00	611,041	3.27	$1.96	611,041	$1.96
$2.00 to $2.75	179,580	0.18	$2.36	179,580	$2.36
$3.00 to $12.00	8,333	0.33	$12.00	8,333	$12.00
$0.30 to $12.00	3,981,871	2.74	$1.39	2,131,871	$1.30

In June 2009, the Company issued a warrant to Sodexo, Inc. The warrant was issued in connection with a joint marketing agreement entered into between Sodexo and the Company in November 2008. The warrant is for 2,000,000 shares, has a term of 5 years, at $1.50 per warrant share. 150,000 shares vested upon execution in June 2009, and the remaining 1,850,000 shares vest as new customer contracts are executed.

(6)          Stock Option Plans

Effective June 15, 2000, the Company adopted the 2000 Stock Option Plan under which all employees may be granted options to purchase shares of the Company’s authorized but unissued common stock.  The maximum number of shares of the Company’s common stock available for issuance under the Plan was 183,333 shares. Under the Plan, the option exercise price was equal to the fair market value of the Company’s common stock at the date of grant.  Options expire no later than 10 years from the grant date and generally vest within five years.  In 2001, the Company elected to fully vest all outstanding options.

DOCSOC/1402266v1/010036-0002

In October 2001, the Company approved the 2001 Stock Option Plan under which all employees may be granted options to purchase shares of the Company’s authorized but unissued common stock.  The maximum number of shares of the Company’s common stock available for issuance under the Plan was 450,000 shares. Under the Plan, the option exercise price was equal to the fair market value of the Company’s common stock at the date of grant.  Options expire no later than 10 years from the grant date and generally vest within five years.

 In May 2003, the shareholders approved the PeopleView, Inc. 2003 Stock Option Plan (the 2003 Plan).  The 2003 Plan was the successor to the Company’s existing 2000 Stock Option Plan and 2001 Stock Option Plan (together, the Predecessor Plans).  The 2003 Plan became effective immediately upon stockholder approval at the Annual Meeting on May 15, 2003, and all outstanding options under the Predecessor Plans were incorporated into the 2003 Plan at that time.  On May 15, 2003, 567,167 shares had been granted pursuant to the Predecessor Plans, with 66,166 shares available to grant.  On May 15, 2003, shareholders approved 833,333 shares for the 2003 plan. Together with the Predecessor Plans, 899,500 shares were available to grant, and 567,167 had been granted.  The Predecessor Plans terminated, and no further option grants will be made under the Predecessor Plans.  However, all outstanding options under the Predecessor Plans continue to be governed by the terms and conditions of the existing option agreements for those grants except to the extent the Board or Compensation Committee elects to extend one or more features of the 2003 Plan to those options. Under the Plan, the option exercise price was equal to the fair market value of the Company’s common stock at the date of grant.  Options expire no later than 10 years from the grant date and generally vest within five years.

In May 2004, the shareholders approved the Auxilio, Inc. 2004 Stock Incentive Plan (the 2004 Plan).  The 2004 Plan is the successor to the Company’s existing 2000 Stock Option Plan, 2001 Stock Option Plan, and the 2003 Stock Option Plan (together, the Predecessor Plans).  The 2004 Plan became effective immediately upon stockholder approval at the Annual Meeting on May 12, 2004, and all outstanding options under the Predecessor Plans were incorporated into the 2004 Plan at that time. On May 12, 2004, 714,750 shares had been granted pursuant to the Predecessor Plans, with 751,987 shares available to grant. On May 12, 2004, shareholders approved 2,000,000 shares for the 2004 plan. Together with the Predecessor Plans, 3,466,737 shares were available to grant, and 714,750 had been granted.  The Predecessor Plans terminated, and no further option grants will be made under the Predecessor Plans.  However, all outstanding options under the Predecessor Plans continue to be governed by the terms and conditions of the existing option agreements for those grants except to the extent the Board or Compensation Committee elects to extend one or more features of the 2004 Plan to those options.  Under the Plan, the option exercise price is equal to the fair market value of the Company’s common stock at the date of grant.  Options expire no later than 10 years from the grant date and generally vest within five years.

In May 2007, the shareholders approved the Auxilio, Inc. 2007 Stock Option Plan (the 2007 Plan).  The 2007 Plan is the successor to the Company’s existing 2000 Stock Option Plan, 2001 Stock Option Plan, the 2003 Stock Option Plan, and the 2004 Stock Incentive Plan (together, the Predecessor Plans).  The 2007 Plan became effective immediately upon stockholder approval at the Annual Meeting on May 16, 2007, and all outstanding options under the Predecessor Plans were incorporated into the 2007 Plan at that time. On May 16, 2007, 2,890,147 shares had been granted pursuant to the Predecessor Plans, with 576,519 shares available to grant. On May 16, 2007, shareholders approved 1,003,334 shares for the 2007 plan. Together with the Predecessor Plans, 4,470,000 shares were available to grant, and 2,890,147 had been granted.  The Predecessor Plans terminated, and no further option grants will be made under the Predecessor Plans.  However, all outstanding options under the Predecessor Plans continue to be governed by the terms and conditions of the existing option agreements for those grants except to the extent the Board or Compensation Committee elects to extend one or more features of the 2007 Plan to those options. As of December 31, 2009, the remaining number of shares available for future grants under the 2007 Plan was 725,055 shares.  Under the Plan, the option exercise price is equal to the fair market value of the Company’s common stock at the date of grant.  Options expire no later than 10 years from the grant date and generally vest within three years. In March 2009 the Company granted options for 850,000 shares of stock at $0.55 to certain management level employees. These options vest based on the achievement of certain Company financial goals in fiscal year 2010.

DOCSOC/1402266v1/010036-0002

Additional information with respect to these Plans’ stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2008	4,257,648	$1.12
Granted in 2008	238,500	$1.68
Exercised in 2008	-	$-
Cancelled in 2008	(110,962)	$1.49
Outstanding at December 31, 2008	4,385,186	$1.15	7.30	$2,335,007
Granted in 2009	1,804,500	$0.65
Exercised in 2009	-	$-
Cancelled in 2009	(963,491)	$0.96
Outstanding at December 31, 2009	5,226,195	$1.02	7.24	$389,065

Options exercisable at December 31, 2008	2,527,326	$1.24	6.47	$20,960

Options exercisable at December 31,2009	2,970,568	$1.19	6.00	$129,030

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009:

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining in Contractual Life in Years	Outstanding Options Weighted Average Exercise Price	Number of Options Exercisable	Exercisable Options Weighted Average Exercise Price
$0.30 to $0.75	1,863,500	8.26	$0.55	578,667	$0.54
$0.75 to $0.90	1,185,497	6.26	$0.82	743,719	$0.83
$0.91 to $1.84	1,715,047	7.32	$1.36	1,213,031	$1.39
$1.85 to $2.00	421,151	5.15	$1.99	414,151	$1.99
$2.00 to $2.75	30,000	8.68	$2.15	10,000	$2.15
$3.00 to $6.75	11,000	2.47	$6.41	11,000	$6.41
$0.30 to $6.75	5,226,195	7.24	$1.02	2,970,568	$1.19

Unamortized compensation expense associated with unvested options approximates $787,172 as of December 31, 2009.

(7)	Income Taxes

For the years ended December 31, 2009 and 2008, the components of income tax expense are as follows:

	Year Ended December 31
	2009	2008
Current provision:
Federal	$(7,235)	$4,238
State	10,209	51,653
	2,974	55,891
Deferred benefit:
Federal	-	-
State	-	-
	-	-
Income tax expense	$2,974	$55,891

Income tax provision amounted to $2,974 and $55,891 for the years ended December 31, 2009 and 2008, respectively (an effective rate of (9.1)% for 2009 and (120.2)% for 2008).  A reconciliation of the provision for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follows:

	Year Ended December 31
	2009	2008
Computed tax at federal statutory rate of 34%	$(11,127)	$(15,800)
State taxes, net of federal benefit	6,738	34,100
Non deductible items	20,006	23,100
Other	129,728	32,257
Change in valuation allowance	(142,371)	(17,766)
	$2,974	$55,891

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which is uncertain.  Accordingly, a valuation allowance, in an amount equal to the net deferred tax asset as of December 31, 2009 and 2008 has been established to reflect these uncertainties.  As of December 31, 2009 and 2008, the net deferred tax asset before valuation allowances is approximately $4,684,000 and $4,578,000, respectively, for federal income tax purposes, and $943,000 and $935,000, respectively for state income tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year Ended December 31
	2009	2008
Deferred tax assets:
Accrued salaries/vacation	$106,800	$93,200
Depreciation	19,100	-
Accrued equipment pool	17,400	18,500
State taxes	7,800	16,300
Stock options	636,000	604,000
Net operating loss carryforwards	5,100,100	4,993,600
Total deferred tax assets	5,887,200	5,725,600

Deferred tax liabilities:
Depreciation	-	20,400
Amortization of intangibles	9,300	1,500
Other	250,900	190,700
Total deferred tax liabilities	260,200	212,600

Net deferred assets before valuation allowance	5,627,000	5,513,000
Valuation allowance	(5,627,000)	(5,513,000)
Net deferred tax assets	$-	$-

At December 31, 2009, the Company has available unused net operating loss carryforwards of approximately $13,295,000 for federal and $8,793,000 for state that may be applied against future taxable income and that, if unused, expire beginning in 2013 through 2028.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code under section 382.  The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

Effective January 1, 2007, the Company adopted new accounting guidance which altered the framework for recognizing income tax contingencies. Previously, the focus was on the subsequent liability recognition for estimated losses from tax contingencies where such losses were probable and the related amounts could be reasonably estimated. Under this new guidance, a contingent tax asset (i.e., an uncertain tax position) may only be recognized if it is more likely than not that it will ultimately be sustained upon audit. The Company has evaluated its tax positions for all jurisdictions and all years for which the statute of limitations remains open and determined that no additional liability for unrecognized tax benefits and interest was necessary.

(8)          Retirement Plan

The Company sponsors a 401(k) plan (the Plan) for the benefit of employees who are at least 21 years of age.  The Company’s management determines, at its discretion, the annual and matching contribution.  The Company elected not to contribute to the Plan for the years ended December 31, 2009 and 2008.

(9)           Commitments

Leases

The Company leases its Mission Viejo, California facility under a noncancellable operating lease.  The lease expired in February 2010. The Company entered into a 66 month noncancellable operating lease effective March 2010. The newly leased facility is also located in Mission Viejo, California.  Rent expense for the years ended December 31, 2009 and 2008 totaled $169,954 and $164,254, respectively.  Future minimum lease payments under non-cancelable operating leases during subsequent years are as follows:

December 31,	Payments
2010	$79,188
2011	152,858
2012	156,952
2013	161,046
2014	165,141
Thereafter	111,914
Total	$827,099

Employment Agreements

On March 15, 2006, the Company entered in to an employment agreement with Etienne Weidemann to serve as President and Chief Operating Officer. This agreement was effective January 1, 2006, had a term of two years, and provided for a base annual salary of $175,000. Mr. Weidemann received 80,000 options and an annual bonus when certain earnings and revenue targets were accomplished. Mr. Weidemann became the Chief Executive Officer (“CEO”) of the Company effective November 9, 2006. In November of 2007, the Company entered in to a new employment agreement with Mr. Weidemann, to continue to serve as the Company’s President and CEO effective January 1, 2008. The employment agreement had a term of two years, and provided for a base annual salary of $175,000 in 2008 and $190,000 in 2009. In 2008 Mr. Weidemann also participated in the Executive Bonus Plan whereby he was eligible to receive an annual bonus of 4.0% of positive EBITDA up to $3.5 million and 4.8% of EBITDA for amounts over $3.5 million. In 2009 the Compensation Committee adjusted the Executive Bonus Plan. Under the new plan, Mr. Weidemann could earn a maximum bonus of $69,300 with $34,650 earned if the Company booked $20 million in new contracts in 2009 and $34,650 earned if the Company had gross margins from existing businesses of 24 percent in 2009. These bonus amounts are each reduced to a 50 percent payout if the actual performance falls short of the target by 15 percent or less. There is no payout if the actual performance falls short by more than 15 percent. Mr. Weidemann also could earn periodic commissions of 6.0% of the net cash flow from equipment sales up to $2.5 million annually and a 7.2% commission for amounts over $2.5 million.  The Company could terminate Mr. Weidemann’s employment under this agreement without cause at any time on thirty days advance written notice, at which time Mr. Weidemann would receive severance pay for six months and be fully vested in all options and warrants granted to date.

DOCSOC/1402266v1/010036-0002

On August 5, 2009, the Company terminated Mr. Weidemann’s employment under the agreement. Accordingly, the Company recorded severance costs of $121,643 and vested 491,666 options which resulted in a stock compensation charge of $148,250.

On March 15, 2006, the Company entered into an employment agreement with Paul T. Anthony to serve as Chief Financial Officer (“CFO”) and Corporate Secretary. This new agreement was effective January 1, 2006, had a term of two years, and provided for a base annual salary of $170,000. Mr. Anthony received 75,000 options and an annual bonus when certain earnings and revenue targets were accomplished. In November of 2007, the Company entered in to a new employment agreement with Mr. Anthony, to continue to serve as the Company’s CFO effective January 1, 2008. The employment agreement has a term of two years, and provides for a base annual salary of $170,000 in year one and $185,000 in year two. Mr. Anthony also participated in the Executive Bonus Plan whereby he was eligible to receive an annual bonus of 2.5% of positive EBITDA up to $3.5 million and 3.0% of EBITDA for amounts over $3.5 million. In 2009 the Compensation Committee adjusted the Executive Bonus Plan. Under the new plan, Mr. Anthony can earn a maximum bonus of $42,900 with $21,450 earned if the Company books $20 million in new contracts in 2009 and $21,450 earned if the Company has gross margins from existing businesses of 24 percent in 2009. These bonus amounts are each reduced to a 50 percent payout if the actual performance falls short of the target by 15 percent or less. There is no payout if the actual performance falls short by more than 15 percent. Mr. Anthony also can earn periodic commissions of 3.0% of the net cash flow from equipment sales up to $2.5 million annually and a 3.6% commission for amounts over $2.5 million.  The Company may terminate Mr. Anthony’s employment under this agreement without cause at any time on thirty days’ advance written notice, at which time Mr. Anthony would receive severance pay for six months and be fully vested in all options and warrants granted to date.

On November 13 2007, the Company entered in to an employment agreement with Jacques Terblanche, to serve as the Company’s Chief Operations Officer effective January 1, 2008. Effective June 10, 2009, the Company appointed Mr. Terblanche to serve as the Company’s President. As President, Mr. Terblanche reported to the CEO and was responsible for business development, continued research and development of the Company’s product offerings, and support of client operations.  The employment agreement had a term of two years, and provided for a base annual salary of $165,000 in year one and $180,000 in year two. Mr. Terblanche also participated in the Executive Bonus Plan whereby he was eligible to receive an annual bonus of 3.0% of positive EBITDA up to $3.5 million and 3.6% of EBITDA for amounts over $3.5 million. In 2009 the Compensation Committee adjusted the Executive Bonus Plan. Under the new plan, Mr. Terblanche could earn a maximum bonus of $56,100 with $28,050 earned if the Company booked $20 million in new contracts in 2009 and $28,050 earned if the Company had gross margins from existing businesses of 24 percent in 2009. These bonus amounts are each reduced to a 50 percent payout if the actual performance falls short of the target by 15 percent or less. There is no payout if the actual performance falls short by more than 15 percent. Mr. Terblanche also could earn periodic commissions of 4.5% of the net cash flow from equipment sales up to $2.5 million annually and a 5.4% commission for amounts over $2.5 million.  The Company could terminate Mr. Terblanche’s employment under this agreement without cause at any time on thirty days’ advance written notice, at which time Mr. Terblanche would receive severance pay for six months and be fully vested in all options and warrants granted to date.

On August 5, 2009, Mr. Terblanche resigned from the Company. On September 9, 2009, the Company entered into an Independent Contractor Services Agreement with Mr. Terblanche. Under the terms of the agreement, Mr. Terblanche will earn a base fee of $95,291 for services rendered through December 31, 2009. This amount was recorded as severance cost in August 2009 since the underlying agreement was entered into in connection with Mr. Terblanche’s termination. Mr. Terblanche may also earn a $15,675 consulting fee contingent on the Company achieving certain milestones by March 31, 2010.

DOCSOC/1402266v1/010036-0002

On June 10, 2009, the Company entered into an employment agreement with Sasha Gala to serve as the Chief Operating Officer, or COO. The employment agreement terminated December 31, 2009. Ms. Gala reports to the CEO and is responsible for developing and directing the management of the Company’s customer base and operations staff. Ms. Gala joined the Company in October of 2005 as Resident Director for California Pacific Medical Center (CPMC) in San Francisco and was promoted in 2008 to Senior Vice President of West Coast Operations for the Company. Ms. Gala was paid an annual base salary of $159,500. She also received the customary employee benefits paid by the Company and was eligible for commissions and an annual Incentive Compensation Plan bonus that could pay up to 10% of her base salary.

Effective January 1, 2010, the Company entered into a new employment agreement with Sasha Gala to the serve as Senior Vice President and COO. The employment agreement has a term of two years, and provides for an annual base salary of $159,500.  Ms. Gala will also receive the customary employee benefits paid by the Company.  Ms. Gala shall also be entitled to receive a bonus of up to $40,000 per year, the achievement of which is based on certain personal and Company related performance metrics. In addition, Ms. Gala is eligible to receive additional compensation upon the renewals of accounts within her territory equal to approximately 5% of average monthly billings. The Company may terminate Ms. Gala’s employment under this agreement without cause at any time on thirty days advance written notice, at which time Ms. Gala would receive severance pay for three months.

On August 5, 2009 the Board of Directors appointed Mr. Joseph J. Flynn as President and CEO effective August 31, 2009. Mr. Flynn has served as a member of the Board of Directors since 2003. He previously held the position of President and CEO for the Company from 2003 to 2006, having resigned to take a position as the Vice President of the Sport Group for the Nielsen Company. In connection with his appointment as President and CEO, the Company and Mr. Flynn entered into that certain Executive Employment Agreement, effective as of August 31, 2009 (the “Flynn Employment Agreement”).  The Flynn Employment Agreement provides that Mr. Flynn will be employed by the Company as President and CEO, for an initial term beginning on August 31, 2009 and ending on December 31, 2011, at an initial base salary of $250,000, up to $100,000 per year incentive compensation and options for 250,000 shares as more specifically set forth in the Flynn Employment Agreement.  Upon termination of Mr. Flynn’s employment by the Company other than for cause or by Mr. Flynn for good reason, the Company shall continue paying Mr. Flynn’s salary for six (6) months and accelerate the vesting of Company options and/or warrants issued to Mr. Flynn.

(10)            Concentrations

Cash Concentrations

At times, cash balances held in financial institutions are in excess of federally insured limits. Management performs periodic evaluations of the relative credit standing of financial institutions and limits the amount of risk by selecting financial institutions with a strong credit standing.

Major Customers

For the year ended December 31, 2009, there were three customers that each generated at least 10% of the Company’s revenues and these three customers represented a total of 63% of revenues.  As of December 31, 2009, accounts receivable due from these customers total approximately $1,644,000.

For the year ended December 31, 2008, there were two customers that each generated at least 10% of the Company’s revenues and these two customers represented a total of 54% of revenues.  As of December 31, 2008, gross accounts receivable due from these customers total approximately $1,989,000.

(11)            Related Party Transactions

In November 2007, the Company entered in to a consulting agreement with John D. Pace, a director, and Chairman of the Board to provide support to the Company in the capacity of Chief Strategy Officer.  Mr. Pace was entitled to receive $6,000 per month through December 2008 for his services. The agreement terminated December 31, 2008.   In August 2009, the Company entered into another consulting agreement with Mr. Pace. The agreement provides that the Company will pay Mr. Pace $6,000 per month as compensation for his services. The agreement expires on December 31, 2010. Total cash compensation to Mr. Pace for the years ended December 31, 2008 and 2009 was $82,000 and $30,000, respectively.

DOCSOC/1402266v1/010036-0002